Exhibit 99.1

Interim Report

for the quarter and the nine months ended

September 30, 2014

CONTENTS

MANAGEMENT DISCUSSION AND ANALYSIS	3
Highlights	3
Group Results	4
Results by Segment	13
Liquidity and Capital Resources	24
Subsequent Events	30
Outlook	30

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AT SEPTEMBER 30, 2014	31
Interim Consolidated Income Statement	32
Interim Consolidated Statement of Comprehensive Income/(loss)	33
Interim Consolidated Statement of Financial Position	34
Interim Consolidated Statement of Cash Flows	35
Interim Consolidated Statement of Changes in Equity	36
Notes	37

In this document, unless otherwise specified, the terms “Group” and “FCA” refer to FCA, together with its subsidiaries, following completion of the Merger or to Fiat S.p.A. together with its subsidiaries, prior to the Merger, as the context may require. Therefore, these Interim Consolidated Financial Statements at September 30, 2014 refers to Fiat S.p.A. together with its subsidiaries, now merged into FCA. Any references to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA prior to the Merger.

BOARD OF DIRECTORS

Chairman

John Elkann (3)

Chief Executive Officer

Sergio Marchionne

Directors

Andrea Agnelli

Tiberto Brandolini d’Adda

Glenn Earle (1)

Valerie A. Mars (2)

Ruth J. Simmons (3)

Ronald L. Thompson (1)

Patience Wheatcroft (1) (3)

Stephen M. Wolf (2)

Ermenegildo Zegna (2)

INDEPENDENT AUDITORS

Reconta Ernst & Young S.p.A.

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Governance and Sustainability Committee.

INTRODUCTION

The Interim Report for the period ended September 30, 2014 has been prepared in accordance with the requirements of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union and has been prepared in accordance with IAS 34 – Interim Financial Reporting. The accounting principles applied are consistent with those used for preparation of the Consolidated Financial Statements at December 31, 2013, except as otherwise stated in “Accounting principles, amendments and interpretations adopted from January 1, 2014” in the Notes to the Interim Consolidated Financial Statements.

Following the retrospective application of IFRS 11 – Joint arrangements effective January 1, 2014, figures previously reported in the statements of income and cash flows for the three and nine month periods ended September 30, 2013 and the statement of financial position at December 31, 2013 have been retrospectively adjusted in accordance with the requirements of IAS 1 – Presentation of Financial Statements. Further information is provided in “New standards and amendments effective from January 1, 2014” in the Notes to the Interim Consolidated Financial Statements.

In line with the format of the Business Plan presented by the Group to the financial community on May 6, 2014, the Group no longer presents Trading Profit as a supplementary measure to assess its performances in addition to EBIT. Comparative amounts have been consistently reported.

This Interim Report is unaudited.

Management discussion and analysis    2

MANAGEMENT DISCUSSION AND ANALYSIS

HIGHLIGHTS

For the nine months ended September 30,			For the three months ended September 30,
2014	2013 (*)	(€ million)	2014	2013 (*)
69,006	62,681	Net revenues	23,553	20,693
2,157	2,542	EBIT	926	862
5,756	5,936	EBITDA(1)	2,166	2,030
647	1,089	Profit before taxes	415	369
212	655	Profit for the period	188	189
		Attributable to:
160	44	Owners of the parent	174	(15)
52	611	Non-controlling interests	14	204
0.132	0.036	Basic earnings per ordinary share (2)	0.143	(0.013)

(*)	Adjusted for the retrospective application of IFRS 11. For the three months ended September 30, 2013, Net revenues -€40 million, EBIT +€6 million, Profit before taxes +€2 million, Profit for the period unchanged. For the nine months ended September 30, 2013, Net revenues -€134 million, EBIT +€26 million, Profit before taxes +€7 million, Profit for the period unchanged.
(1)	EBIT plus Depreciation and Amortization.
(2)	Note 10 to the Interim Consolidated Financial Statements provides additional information on the calculation of basic earnings per share.

	At September 30, 2014		At December 31, 2013(*)
(€ million)	FCA	FCA excluding Chrysler	FCA	FCA excluding Chrysler
Net debt	14,450	14,907	10,158	10,373
of which: Net industrial debt	11,372	11,829	7,014	7,229

Total equity	10,713		12,584	—

Equity attributable to owners of the parent	10,413		8,326	—

No. of employees at period end	228,987		229,053	—

(*)	Adjusted for retrospective application of IFRS 11: net debt increased by €365 million and employees increased by 3,466 people.

Foreword

This document, and in particular the section entitled “Outlook”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “intend”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to reach certain minimum vehicle sales volumes; developments in global financial markets and general economic and other conditions; changes in demand for automotive products, which is highly cyclical; the Group’s ability to enrich the product portfolio and offer innovative products; the high level of competition in the automotive industry; the Group’s ability to expand certain of the Group’s brands internationally; changes in the Group’s credit ratings; the Group’s ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances; the Group’s ability to integrate its operations; potential shortfalls in the Group’s defined benefit pension plans; the Group’s ability to provide or arrange for adequate access to financing for the Group’s dealers and retail customers; the Group’s ability to access funding to execute the Group’s business plan and improve the Group’s business, financial condition and results of operations; various types of claims, lawsuits and other contingent obligations against the Group; material operating expenditures in relation to compliance with environmental, health and safety regulation; developments in labor and industrial relations and developments in applicable labor laws; increases in costs, disruptions of supply or shortages of raw materials; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other natural disasters and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

Additional unaudited information supplementing this section is available from the “Investors” area of the FCA website (www.fcagroup.com).

Management discussion and analysis    3

GROUP RESULTS

	For the three months ended September 30,
(€ million)	2014	2013 (*)
Net revenues	23,553	20,693
Cost of sales	20,356	17,747
Selling, general and administrative costs	1,717	1,580
Research and development costs	598	556
Other income/(expenses)	44	24
Result from investments	36	29
Gains on the disposal of investments	3	6
Restructuring costs	15	14
Other unusual income/(expenses)	(24)	7
EBIT	926	862
Net financial income/(expenses)	(511)	(493)
PROFIT BEFORE TAXES	415	369
Tax expenses	227	180
NET PROFIT	188	189

(*)	Adjusted for the retrospective application of IFRS 11.

Net revenues

	For the three months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
Net revenues	23,553	20,693	2,860	13.8%

Net revenues for the three months ended September 30, 2014 were €23.6 billion, an increase of €2.9 billion, or 13.8%, from €20.7 billion for the three months ended September 30, 2013.

The increase in net revenues was primarily attributable to (i) a €2.2 billion increase in NAFTA net revenues, primarily attributable to an increase in shipments, (ii) a €0.4 billion increase in APAC net revenues attributable to an increase in shipments and a favorable vehicle mix, (iii) a €0.3 billion increase in Luxury Brands net revenues primarily attributable to an increase in Maserati shipments, (iv) a €0.2 billion increase in EMEA net revenues, primarily attributable to a favorable vehicle mix and an increase in volumes which were partially offset by (v) a decrease of €0.3 billion in LATAM net revenues mainly attributable to the effect of lower vehicle shipments, partially offset by positive net pricing.

See “Results by Segments” for a detailed discussion of net revenues by segment.

Cost of sales

	For the three months ended September 30,				Increase/(decrease)
(€ million, except percentages)	2014	% of net revenues	2013	% of net revenues	2014 vs. 2013
Cost of sales	20,356	86.4	17,747	85.8	2,609	14.7%

Cost of sales for the three months ended September 30, 2014 was €20.4 billion, an increase of €2.6 billion, or 14.7%, from €17.7 billion for the three months ended September 30, 2013. As a percentage of net revenues, cost of sales was 86.4% in the three months ended September 30, 2014 compared to 85.8% in the three months ended September 30, 2013.

The increase in cost of sales was due to the combination of (i) €1.9 billion related to increased vehicle shipments, primarily in the NAFTA, Luxury Brands and APAC segments, partially offset by a reduction in LATAM, (ii) €0.4 billion mainly related to vehicle mix primarily attributable to the EMEA segment.

Cost of sales for the three months ended September 30, 2014 was impacted by €0.2 billion in increased warranty expenses, which included the effects of recently approved recall campaigns in the NAFTA segment.

Management discussion and analysis    4

Selling, general and administrative costs

	For the three months ended September 30,				Increase/(decrease)
(€ million, except percentages)	2014	% of net revenues	2013	% of net revenues	2014 vs. 2013
Selling, general and administrative costs	1,717	7.3%	1,580	7.6	137	8.7%

Selling, general and administrative costs include advertising, personnel, and other costs. Advertising costs accounted for approximately 44% and 40% of total selling, general and administrative costs for the three months ended September 30, 2014 and 2013, respectively.

Selling, general and administrative costs for the three months ended September 30, 2014 were €1,717 million, an increase of €137 million, or 8.7%, from €1,580 million for the three months ended September 30, 2013. As a percentage of net revenues, selling, general and administrative costs were 7.3% for the three months ended September 30, 2014 compared to 7.6% for the three months ended September 30, 2013.

The increase in selling, general and administrative costs was almost entirely attributable to a €122 million increase in advertising expenses primarily driven by the NAFTA and APAC segments and, to a lesser extent, the Luxury Brands and EMEA segments. In particular, increased advertising expenses have been incurred in order to support the launches of new vehicles in NAFTA including the all-new 2014 Jeep Cherokee and the all-new 2015 Chrysler 200 as well as the growth of the business in the APAC and Luxury Brands segments. Additionally, advertising expenses increased in EMEA to support vehicle launches, primarily the all-new 2014 Jeep Renegade.

The increase in other selling, general and administrative costs was mainly attributable to the LATAM segment, primarily related to start-up costs of the Pernambuco plant.

Research and development costs

	For the three months ended September 30,				Increase/(decrease)
(€ million, except percentages)	2014	% of net revenues	2013	% of net revenues	2014 vs. 2013
Research and development costs expensed during the period	321	1.4%	336	1.6%	-15	-4.5%
Amortization of capitalized development costs	275	1.2%	220	1.1%	55	25.0%
Write-down of costs previously capitalized	2	—	—	—	2	—
Research and development costs	598	2.5%	556	2.7%	42	7.6%

Research and development costs for the three months ended September 30, 2014 were €598 million, an increase of €42 million, or 7.6%, from €556 million for the three months ended September 30, 2013. As a percentage of net revenues, research and development costs were 2.5% and 2.7% in the three months ended September 30, 2014 and 2013, respectively.

The increase in research and development costs was attributable to the combined effects of (i) an increase in the amortization of previously capitalized development costs of €55 million and (ii) an increase in write-down of costs previously capitalized of €2 million, which were partially offset by (iii) a decrease in research and development costs expensed during the period of €15 million.

As a result of the nature of the projects the Group is currently investing in, the research and development costs capitalized as a percentage of total spending on research and development1 increased for the three months ended September 30, 2014, as compared to the three months ended September 30, 2013, and as such, even though spending on research and development increased from €805 million for the three months ended September 30, 2013 to €857 million for the three months ended September 30, 2014, research and development costs expensed decreased by €15 million, largely attributable to the NAFTA segment.

The increase in amortization of capitalized development costs was attributable to the launch of new products, and in particular related to the NAFTA segment, driven by the all-new 2014 Jeep Cherokee, which began shipping to dealers in late October 2013, and the all-new 2015 Chrysler 200, which was launched in the first quarter of 2014, and began arriving in dealerships in May 2014.

[1]	Includes Research and development costs expensed during the period and those capitalized.

Management discussion and analysis    5

Other income/(expenses)

	For the three months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
Other income/(expenses)	44	24	20	n.m.

Other income/(expenses) for the three months ended September 30, 2014 amounted to a net income of €44 million, an increase of €20 million, from net income of €24 million for the three months ended September 30, 2013.

For both the three months ended September 30, 2014 and September 30, 2013, there were no items that either individually or in aggregate were considered material.

Result from investments

	For the three months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
Result from investments	36	29	7	24.1%

Result from investments for the three months ended September 30, 2014 was €36 million, an increase of €7 million, or 24.1%, from €29 million for three months ended September 30, 2013. The increase in result from investments was primarily attributable to improved results from investments in the EMEA segment, partially offset by decrease in results from investments in the APAC segment.

Gains on the disposal of investments

	For the three months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
Gains on the disposal of investments	3	6	-3	-50.0%

Gains on the disposal of investments for the three months ended September 30, 2014 were €3 million, a decrease of €3 million, from €6 million for the three months ended September 30, 2013.

For both the three months ended September 30, 2014 and September 30, 2013, there were no items that either individually or in aggregate were considered material.

Restructuring costs

	For the three months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
Restructuring costs	15	14	1	7.1%

Restructuring costs for the three months ended September 30, 2014 were €15 million, an increase of €1 million, or 7.1%, from €14 million for the three months ended September 30, 2013.

Net restructuring costs of € 15 million recognized in the three months ended September 30, 2014, primarily related to restructuring in the LATAM and Components segments.

Net restructuring costs of €14 million recognized in the three months ended September 30, 2013, mainly related to the the Other activities.

Other unusual income/(expenses)

	For the three months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
Other unusual income/(expenses)	(24)	7	(31)	n.m.

Management discussion and analysis    6

Other unusual expenses for the three months ended September 30, 2014 were €24 million an increase of €31 million from other unusual income of €7 million for the three months ended September 30, 2013.

For the three months ended September 30, 2014, Other unusual expenses included €15 million related of compensation costs deriving from the resignation of the former Ferrari chairman.

See Note 7 – “Other unusual income/(expenses)” in the Interim Consolidated Financial Statements for further details.

EBIT

	For the three months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
EBIT	926	862	64	7.4%

EBIT for the three months ended September 30, 2014 was €926 million, an increase of €64 million, or 7.4% (9.7% on a constant currency basis), from €862 million for the three months ended September 30, 2013.

The increase in EBIT was primarily attributable to the combined effect of (i) a €70 million increase in APAC EBIT, (ii) a €48 million increase in Luxury brands EBIT, (iii) a €53 million decrease in EMEA EBIT loss and (iv) a €13 million increase in NAFTA EBIT, which were partially offset by (v) a €118 million decrease in LATAM EBIT.

See “Results by Segments” for a detailed discussion of EBIT by segment.

Net financial income/(expenses)

	For the three months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
Net financial income/(expense)	(511)	(493)	18	3.7%

Net financial expenses for the three months ended September 30, 2014 were €511 million, an increase of €18 million, or 3.7%, from €493 million for the three months ended September 30, 2013. Excluding the gain on the stock option-related equity swaps of €24 million recognized in the three months ended September 30, 2013, net financial expenses were substantially unchanged period on period, primarily as a result of the benefits from the recent Chrysler refinancing transaction completed in February which offset the impact of a higher average debt level.

Tax expenses

	For the three months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
Tax (income)/expenses	227	180	47	26.1%

Tax expenses for the three months ended September 30, 2014 were €227 million, an increase of €47 million, or 26.1%, from €180 million for the three months ended September 30, 2013, principally due to higher deferred tax expenses compared to the prior year. At December 31, 2013, previously unrecognized deferred tax assets of €1,500 million were recognized, principally related to tax loss carry forwards and temporary differences in the NAFTA operations. In the three months ended September 2014, the utilization of a part of these temporary differences resulted in a higher deferred tax expense as compared to the prior year.

Management discussion and analysis    7

	For the nine months ended September 30,
(€ million)	2014	2013 (*)
Net revenues	69,006	62,681
Cost of sales	59,694	53,706
Selling, general and administrative costs	5,151	4,842
Research and development costs	1,825	1,615
Other income/(expenses)	133	(13)
Result from investments	105	73
Gains on the disposal of investments	11	8
Restructuring costs	23	9
Other unusual income/(expenses)	(405)	(35)
EBIT	2,157	2,542
Net financial income/(expenses)	(1,510)	(1,453)
PROFIT BEFORE TAXES	647	1,089
Tax expenses	435	434
NET PROFIT	212	655

(*)	Adjusted for the retrospective application of IFRS 11.

Net revenues

	For the nine months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
Net revenues	69,006	62,681	6,325	10.1%

Net revenues for the nine months ended September 30, 2014 were €69.0 billion, an increase of €6.3 billion, or 10.1% (13.4% on a constant currency basis), from €62.7 billion for the nine months ended September 30, 2013.

The increase in net revenues was primarily attributable to (i) a €4.7 billion increase in NAFTA net revenues, related to an increase in shipments and improved vehicle and distribution channel mix, which was only partially offset by unfavorable foreign currency translation effect, (ii) a €1.4 billion increase in Luxury Brands net revenues primarily attributable to an increase in Maserati shipments, (iii) a €1.3 billion increase in APAC net revenues attributable to an increase in shipments and improved vehicle mix, and (iv) an increase of €0.3 billion in Components net revenues, which were partially offset by (v) a decrease of €1.4 billion in LATAM net revenues. The decrease in LATAM net revenues was attributable to the combined effect of lower vehicle shipments and unfavorable foreign currency translation effect related to the weakening of the Brazilian Real against the Euro, only partially offset by positive pricing and vehicle mix. EMEA net revenues were substantially unchanged, amounting to €13.0 billion for the nine months ended September 30, 2014, as compared to €12.9 billion for the nine months ended September 30, 2013.

See “Results by Segments” for a detailed discussion of net revenues by segment.

Cost of sales

	For the nine months ended September 30,				Increase/(decrease)
(€ million, except percentages)	2014	% of net revenues	2013	% of net revenues	2014 vs. 2013
Cost of sales	59,694	86.5%	53,706	85.7%	5,988	11.1%

Cost of sales for the nine months ended September 30, 2014 was €59.7 billion, an increase of €6.0 billion, or 11.1% (14.5% on a constant currency basis), from €53.7 billion for the nine months ended September 30, 2013. As a percentage of net revenues, cost of sales was 86.5% in the nine months ended September 30, 2014 compared to 85.7% in the nine months ended September 30, 2013.

The increase in cost of sales was primarily due to the combination of (i) €5.3 billion related to increased vehicle shipments, primarily in the NAFTA, APAC, Luxury Brands and EMEA segments, partially offset by a reduction in LATAM shipments, (ii) €1.5 billion related to vehicle and distribution channel mix primarily attributable to the NAFTA segment, and (iii) €0.4 billion arising from price increases for certain raw materials primarily in LATAM, which were partially offset by (v) favorable foreign currency translation effect of €1.8 billion.

Management discussion and analysis    8

In particular, the €1.5 billion increase in cost of sales related to vehicle and distribution channel mix was primarily driven by the higher percentage of growth in certain SUV and truck shipments as compared to passenger car shipments, and an increase in retail shipments relative to fleet shipments in NAFTA.

Cost of sales for the nine months ended September 30, 2014 increased by €0.5 billion due an increase of warranty expenses, which also included the effects of recently approved recall campaigns in the NAFTA segment.

The favorable foreign currency translation impact of €1.8 billion was primarily attributable to the NAFTA and LATAM segments, driven by the weakening of the U.S. Dollar and the Brazilian Real against the Euro.

Selling, general and administrative costs

	For the nine months ended September 30,				Increase/(decrease)
(€ million, except percentages)	2014	% of net revenues	2013	% of net revenues	2014 vs. 2013
Selling, general and administrative costs	5,151	7.5%	4,842	7.7%	309	6.4%

Selling, general and administrative costs include advertising, personnel, and other costs. Advertising costs accounted for approximately 44% and 42% of total selling, general and administrative costs for the nine months ended September 30, 2014 and 2013 respectively.

Selling, general and administrative costs for the nine months ended September 30, 2014 were €5,151 million, an increase of €309 million, or 6.4%, from €4,842 million for the nine months ended September 30, 2013. As a percentage of net revenues, selling, general and administrative costs were 7.5% in the nine months ended September 30, 2014 compared to 7.7% in the nine months ended September 30, 2013.

The increase in selling, general and administrative costs was due to the combined effects of (i) a €299 million increase in advertising expenses driven primarily by the APAC, NAFTA and EMEA segments, (ii) a €159 million increase in other selling, general and administrative costs primarily attributable to the Luxury Brands and to a lesser extent to LATAM and APAC segments which were partially offset by (iii) the impact of favorable foreign currency translation of €149 million.

In particular, the increase in advertising expenses was largely attributable to the APAC and NAFTA segment to support the growth of the business in their respective markets and, in NAFTA, related to new product launches, including the all-new 2014 Jeep Cherokee and the all-new 2015 Chrysler 200, while the increase in advertising expenses for the EMEA segment were driven by new launches, including the all-new Jeep Renegade. The favorable foreign currency translation impact of €149 million was primarily attributable to the NAFTA and LATAM segments, driven by the weakening of the U.S. Dollar and the Brazilian Real against the Euro.

The increase in other selling, general and administrative costs attributable to the Luxury Brands segment has been driven by the increase in Maserati volumes. The increase in other selling, general and administrative costs attributable to the APAC segment was driven by volume growth in the region, while the increase in the LATAM segment includes the start-up costs of the Pernambuco plant and an increase in personnel costs.

Research and development costs

	For the nine months ended September 30,				Increase/(decrease)
(€ million, except percentages)	2014	% of net revenues	2013	% of net revenues	2014 vs. 2013
Research and development costs expensed during the period	1,027	1.5%	998	1.6%	29	2.9%
Amortization of capitalized development costs	781	1.1%	614	1.0%	167	27.2%
Write-down of costs previously capitalized	17	—	3	—	14	n.m.
Research and development costs	1,825	2.6%	1,615	2.6%	210	13.0%

Management discussion and analysis    9

Research and development costs for the nine months ended September 30, 2014 were €1,825 million, an increase of €210 million, or 13.0%, from €1,615 million for the nine months ended September 30, 2013. As a percentage of net revenues, research and development costs were 2.6% both for the nine months ended September 30, 2014 and 2013.

The increase in research and development costs was attributable to the combined effects of (i) an increase in the amortization of previously capitalized development costs of €167million, (ii) an increase in research and development costs expensed during the period of €29 million and (iii) an increase in write-down of costs previously capitalized of €14 million.

Research and development costs capitalized as a percentage of total spending on research and development were unchanged for the nine months ended September 30, 2014, as compared to the nine months ended September 30, 2013. Spending on research and development amounted to €2,548 million for the nine months ended September 30, 2014, an increase of 2.9%, from €2,477 million, for the nine months ended September 30, 2013, resulting in a 2.9% increase in research and development costs expensed.

The increase in amortization of capitalized development costs was attributable to the launch of new products, and in particular related to the NAFTA segment, driven by the all-new 2014 Jeep Cherokee, which began shipping to dealers in late October 2013, and the all-new 2015 Chrysler 200, which was launched in the first quarter of 2014, and began arriving in dealerships in May 2014.

Other income/(expenses)

	For the nine months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
Other income/(expenses)	133	(13)	146	n.m.

Other income/(expenses) for the nine months ended September 30, 2014 amounted to net income of €133 million, as compared to net expenses of €13 million for the nine months ended September 30, 2013.

For both the nine months ended September 30, 2014 and September 30, 2013, there were no items that either individually or in aggregate are considered material.

Result from investments

	For the nine months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
Result from investments	105	73	32	43.8%

Result from investments for the nine months ended September 30, 2014 was €105 million, an increase of €32 million, or 43.8%, from €73 million for the nine months ended September 30, 2013. The increase in result from investments was primarily attributable to the €16 million decrease in the loss relating to the Group’s investment in RCS MediaGroup and to the €12 million increase in results from investments in the EMEA segment.

Gains on the disposal of investments

	For the nine months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
Gains on the disposal of investments	11	8	3	37.5%

Gains on the disposal of investments for the nine months ended September 30, 2014 were €11 million, an increase of €3 million, from €8 million for the nine months ended September 30, 2013.

For both the nine months ended September 30, 2014 and September 30, 2013, there were no items that either individually or in aggregate are considered material.

Management discussion and analysis    10

Restructuring costs

	For the nine months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
Restructuring costs/(income)	23	9	14	n.m.

Restructuring costs for the nine months ended September 30, 2014 were €23 million, an increase of €14 million, from €9 million for the nine months ended September 30, 2013.

Restructuring costs for the nine months ended September 30, 2014 mainly relate to the LATAM and Components segments.

Restructuring costs for the nine months ended September 30, 2013 mainly relate to Other activities partially offset by release of a restructuring provision previously recognized in the NAFTA segment.

Other unusual income/(expenses)

	For the nine months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
Other unusual income/(expenses)	(405)	(35)	(370)	n.m.

Other unusual expenses for the nine months ended September 30, 2014 were €405 million, an increase of €370 million from €35 million for the nine months ended September 30, 2013.

For the nine months ended September 30, 2014, Other unusual income/(expenses) amounted to net expenses of €405 million, primarily relating to the €495 million expense recognized in the NAFTA segment in connection with the execution of the United Automobile, Aerospace and Agricultural Implement Workers of America (“UAW”) Memorandum of Understanding (“MOU”) which was entered into by Chrysler on January 21, 2014, which was partially offset by the non-cash and non-taxable gain of €223 million in Other activities on the re-measurement to fair value of the previously exercised options on approximately 10% of Chrysler’s membership interest in connection with the Equity Purchase Agreement. In addition, Other unusual expenses include a €98 million re-measurement charge recognized in the LATAM segment as a result of the Group’s change in the exchange rate used to re-measure its Venezuelan subsidiary’s net monetary assets in U.S. Dollar, based on developments in the first quarter 2014 related to the foreign exchange process in Venezuela. For the nine months ended September 30, 2014 Other unusual expenses also included the €15 million compensation costs deriving from the resignation of the former Ferrari chairman.

Other unusual expenses for the nine months ended September 30, 2013 primarily related to (i) a €59 million foreign currency exchange loss recognized related to the devaluation of the Venezuelan Bolivar (“VEF”) relative to the U.S. Dollar in February 2013 and (ii) a €115 million charge related to the June 2013 voluntary safety recall for the 1993-1998 Jeep Grand Cherokee and the 2002-2007 Jeep Liberty, as well as the customer satisfaction action for the 1999-2004 Jeep Grand Cherokee, partially offset by (iii) the impacts of a curtailment gain and plan amendments of €166 million with a corresponding net reduction pension obligation in NAFTA.

See Note 7 – “Other unusual income/(expenses)” in the Interim Consolidated Financial Statements for further details.

EBIT

	For the nine months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
EBIT	2,157	2,542	(385)	-15.1%

EBIT for the nine months ended September 30, 2014 was €2,157 million, a decrease of €385 million, or 15.1% (-11.3% on a constant currency basis), from €2,542 million for the nine months ended September 30, 2013.

The decrease in EBIT was primarily attributable to the combined effect of (i) a €639 million decrease in NAFTA EBIT and (ii) a €456 million decrease in LATAM EBIT, which were partially offset by (iii) a €172 million increase in Luxury Brands EBIT, (iv) a €151 million decrease in EMEA EBIT loss and (v) a €126 million increase in APAC EBIT.

Management discussion and analysis    11

See “Results by Segments” for a detailed discussion of EBIT by segment.

Net financial income/(expenses)

	For the nine months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
Net financial income/(expense)	(1,510)	(1,453)	57	3.9%

Net financial expenses for the nine months ended September 30, 2014 were €1,510 million, an increase of €57 million, or 3.9%, from €1,453 million for the nine months ended September 30, 2013.

Excluding the gain on the Fiat stock option-related equity swaps of €60 million recognized in the nine months ended September 30, 2013, net financial expenses were substantially unchanged as the benefits from the Chrysler refinancing transactions completed in February were offset by higher average debt levels.

Tax expenses

	For the nine months ended September 30,		Increase/(decrease)
(€ million, except percentages)	2014	2013	2014 vs. 2013
Tax expenses	435	434	1	n.m.

Tax expenses for the nine months ended September 30, 2014 were €435 million, substantially unchanged from tax expenses of €434 million for the nine months ended September 30, 2013. At December 31, 2013, previously unrecognized deferred tax assets of €1,500 million were recognized, principally related to tax loss carry forwards and temporary differences in the NAFTA operations.

In the nine months ended September 2014, the utilization of a part of these temporary differences resulted in a higher deferred tax expense as compared to the prior year, which was offset by the recognition of a €125 million deferred tax benefit and by other deferred tax benefits which were not repeated in the nine months ended September 30, 2013.

Management discussion and analysis    12

RESULTS BY SEGMENT

For the three months ended September 30, 2014

	Net revenues		EBIT		Shipments (000s)
(€ millions)	2014	2013(*)	2014	2013(*)	2014	2013
NAFTA	13,134	10,965	549	536	613	505
LATAM	2,162	2,446	51	169	202	235
APAC	1,578	1,215	169	99	55	45
EMEA	4,080	3,843	(63)	(116)	218	211
Luxury Brands	1,248	922	179	131	11	6
Components	2,086	1,877	48	37	—	—
Other activities	200	216	(4)	(23)	—	—
Unallocated items & adjustments	(935)	(791)	(3)	29	—	—
Total	23,553	20,693	926	862	1,099	1,002

(*)	Adjusted for the retrospective application of IFRS 11. Net revenues: Group -€40 million, APAC +€10 million, EMEA -€17 million, Unallocated items & adjustments -€33 million. EBIT: Group +€6 million, APAC +€3 million, EMEA +€3 million.

For the nine months ended September 30, 2014

	Net revenues		EBIT		Shipments (000s)
(€ millions)	2014	2013(*)	2014	2013(*)	2014	2013
NAFTA	37,124	32,474	1,030	1,669	1,825	1,587
LATAM	6,315	7,753	64	520	610	723
APAC	4,597	3,332	410	284	163	115
EMEA	13,031	12,929	(141)	(292)	763	743
Luxury Brands	3,861	2,491	484	312	32	13
Components	6,240	5,932	150	132	—	—
Other activities	602	685	(40)	(101)	—	—
Unallocated items & adjustments	(2,764)	(2,915)	200 (1)	18	—	—
Total	69,006	62,681	2,157	2,542	3,393	3,181

(*)	Adjusted for the retrospective application of IFRS 11. Net revenues: Group -€134 million, APAC +€42 million, EMEA -€61 million, Unallocated items & adjustments -€115 million. EBIT: Group +€26 million, APAC +€14 million, EMEA +€12 million.
(1)	Includes the unusual non-cash and non-taxable gain of €223 million recognized in Q1 2014 resulting from the fair value of the options represented approximately 10% of Chrysler equity interest which was a portion of the 41.5% stake that Fiat acquired from the VEBA Trust on January 21, 2014.

Mass-market brands

NAFTA

For the nine months ended September 30,				For the three months ended September 30,
2014	2013	Change	(€ million)	2014	2013	Change
1,825	1,587	238	Shipments (000s)	613	505	108
37,124	32,474	4,650	Net revenues	13,134	10,965	2,169
1,030	1,669	-639	EBIT	549	536	13

Three months ended September 30, 2014

NAFTA net revenues for the three months ended September 30, 2014 were €13.1 billion, an increase of €2.2 billion, or 19.8%, from €11.0 billion for the three months ended September 30, 2013. The increase was primarily attributable to an increase in shipments of €2.0 billion.

In particular, the 21.4% increase in vehicle shipments from 505 thousand units for the three months ended September 30, 2013, to 613 thousand units for the three months ended September 30, 2014, was largely driven by increased demand for the Group’s vehicles, including the all-new 2014 Jeep Cherokee, the Jeep Grand Cherokee and the all-new 2015 Chrysler 200. These increases were partially offset by a reduction in the prior model year Chrysler 200 and Dodge Avenger shipments due to their discontinued production in the first quarter of 2014 in preparation for the launch and

Management discussion and analysis    13

changeover to the all-new 2015 Chrysler 200. NAFTA net revenues were also impacted by improved net pricing of €0.1 billion which was due to favorable pricing and pricing for enhanced content, partially offset by incentive spending on certain vehicles in portfolio.

EBIT

NAFTA EBIT for the three months ended September 30, 2014 was €549 million, an increase of €13 million, or 2.4% (3.9% on a constant currency basis) from €536 million for the three months ended September 30, 2013.

The increase in NAFTA EBIT was primarily attributable to the combination of the (i) the favorable volume/mix impact of €405 million, driven by the previously described increase in shipments (ii) favorable net pricing of €126 million which was due to favorable pricing and pricing for enhanced content, partially offset by incentive spending on certain vehicles in portfolio. These positive impacts were partially offset by (iii) increased industrial costs of €466 million due to an increase in warranty expenses of €282 million which included the effects of recently approved recall campaigns and, increased base material costs of €165 million, mainly referred to higher base material costs associated with vehicles and components and content enhancements on new models, and (iv) a €27 million increase in selling, general and administrative costs largely attributable to higher advertising costs to support new vehicle launches, including the all-new 2014 Jeep Cherokee and the all-new 2015 Chrysler 200.

Nine months ended September 30, 2014

Net revenues

NAFTA net revenues for the nine months ended September 30, 2014 were €37.1 billion, an increase of €4.7 billion, or 14.3% (17.6% on a constant currency basis), from €32.5 billion for the nine months ended September 30, 2013. The total increase of €4.7 billion was primarily attributable to (i) an increase in shipments of €4.2 billion, (ii) favorable market and vehicle mix of €1.4 billion, (iii) favorable net pricing of €0.1 billion, partially offset by (iv) unfavorable foreign currency translation effect of €1.1 billion.

The 15.0% increase in vehicle shipments from 1,587 thousand units for the nine months ended September 30, 2013, to 1,825 thousand units for the nine months ended September 30, 2014, was largely driven by increased demand of the Group’s vehicles, including the all-new 2014 Jeep Cherokee, Ram pickups and the Jeep Grand Cherokee. These increases were partially offset by a reduction in the prior model year Chrysler 200 and Dodge Avenger shipments due to their discontinued production in the first quarter of 2014 in preparation for the launch and changeover to the all-new 2015 Chrysler 200, which began arriving in dealerships in May 2014.

Of the favorable mix impact of €1.4 billion, €1.1 billion related to vehicle mix due to higher proportion of trucks and certain SUVs as compared to passenger cars (as these larger vehicles generally have a higher selling price), and €0.3 billion related to a shift in distribution channel mix to greater retail shipments as a percentage of total shipments, which is consistent with the continuing strategy to grow U.S. retail market share while maintaining stable fleet shipments.

Favorable net pricing of €0.1 billion reflected favorable pricing and pricing for enhanced content, partially offset by incentive spending on certain vehicles in portfolio

These increases were partially offset by the impact of the weakening of the U.S. Dollar against the Euro. In particular, the average exchange rate used to translate balances for the nine months ended September 30, 2014, was 2.9% lower than the average exchange rate used for the same period in 2013, which impacted net revenues by €1.1 billion.

EBIT

NAFTA EBIT for the nine months ended September 30, 2014 was €1,030 million, a decrease of €639 million, or 38.3% (36.4% on a constant currency basis) from EBIT of €1,669 million for the nine months ended September 30, 2013.

The decrease in NAFTA EBIT was primarily attributable to the combination of the (i) increased industrial costs of €1,171 million (ii) an increase of €569 million in other unusual expenses and (iii) a €97 million increase in selling, general and administrative costs largely attributable to higher advertising costs to support new vehicle launches, including the all-new

Management discussion and analysis    14

2014 Jeep Cherokee and the all-new 2015 Chrysler 200, partially offset by (iv) the favorable volume/mix impact of €1,122 million, driven by the previously described increase in shipments , and (v) favorable net pricing of €106 million due to favorable pricing and pricing for enhanced content, partially offset by incentive spending on certain vehicles in portfolio.

The increase in industrial costs was attributable to an increase in warranty expenses of €527 million which included the effects of recently approved recall campaigns, an increase in base material costs of €743 million mainly referred to higher base material costs associated with vehicles and components and content enhancements on new models and €224 million in higher research and development costs and depreciation and amortization.

For the nine months ended September 30, 2014, unusual items were negative by €499 million primarily reflecting the €495 million charge in Q1 2014 connected with the UAW Memorandum of Understanding entered into by Chrysler on January 21, 2014.

For the nine months ended September 30, 2013, unusual items were positive by €70 million, primarily including (i) a €115 million charge related to the June 2013 voluntary safety recall for the 1993-1998 Jeep Grand Cherokee and the 2002-2007 Jeep Liberty, as well as the customer satisfaction action for the 1999-2004 Jeep Grand Cherokee, partially offset by (ii) the impacts of a curtailment gain and plan amendments of €166 million with a corresponding net reduction pension obligation in NAFTA.

Management discussion and analysis    15

LATAM

For the nine months ended September 30,				For the three months ended September 30,
2014	2013	Change	(€ million)	2014	2013	Change
610	723	-113	Shipments (000s)	202	235	-33
6,315	7,753	-1,438	Net revenues	2,162	2,446	-284
64	520	-456	EBIT	51	169	-118

Three months ended September 30, 2014

Net revenues

LATAM net revenues for the three months ended September 30, 2014 were €2.2 billion, a decrease of €0.3 billion, or 11.6% (12.3% on a constant currency basis), from €2.4 billion for the three months ended September 30, 2013. The total decrease of €0.3 billion was primarily attributable to (i) lower shipments of €0.4 billion, partially offset by (ii) net pricing of €0.1 billion.

The 14.0% decrease in vehicle shipments from 235 thousand units for the three months ended September 30, 2013, to 202 thousand units for the three months ended September 30, 2014, was largely a result of weaker trading conditions.

EBIT

LATAM EBIT for the three months ended September 30, 2014 was €51 million, a decrease of €118 million, or 69.8% (66.3% on a constant currency basis), from €169 million for the three months ended September 30, 2013.

The decrease in LATAM EBIT was primarily attributable to the combination of (i) unfavorable volume/mix impact of €94 million attributable to a decrease in shipments, partially offset by improved vehicle mix (ii) increased industrial costs of €83 million, including start-up costs of the Pernambuco plant, partially offset by (iii) favorable pricing of €98 million driven by pricing actions in Brazil and Argentina.

Nine months ended September 30, 2014

Net revenues

LATAM net revenues for the nine months ended September 30, 2014 were €6.3 billion, a decrease of €1.4 billion, or 18.5% (10.5% on a constant currency basis), from €7.8 billion for the nine months ended September 30, 2013. The total decrease of €1.4 billion was attributable to (i) a decrease of €1.2 billion driven by lower shipments of, and (ii) unfavorable foreign currency translation of €0.6 billion, which were partially offset by (iii) favorable net pricing and vehicle mix of €0.4 billion.

The 15.6% decrease in vehicle shipments from 723 thousand units for the nine months ended September 30, 2013, to 610 thousand units for the nine months ended September 30, 2014, was largely as a result of the weaker trading conditions. The weakening of the Brazilian Real against the Euro impacted net revenues by €0.6 billion, in particular, the average exchange rate used to translate Brazilian Real balances for the nine months ended September 30, 2014, was 11.1% lower than the average exchange rate used for the same period in 2013.

EBIT

LATAM EBIT for the nine months ended September 30, 2014 was €64 million, a decrease of €456 million, or 87.7% (80.4% on a constant currency basis), from €520 million for the nine months ended September 30, 2013.

The decrease in LATAM EBIT was primarily attributable to the combination of (i) unfavorable volume/mix impact of €242 million attributable to a decrease in shipments, partially offset by an improvement in vehicle mix in Brazil, (ii) an increase in industrial costs of €341 million largely attributable to price increases for certain foreign currency denominated purchases, which were impacted by the weakening of the Brazilian Real, (iii) a €50 million increase in other unusual expenses and (iv) the impact of unfavorable foreign currency translation of €38 million attributable to the weakening of the Brazilian Real against the Euro, partially offset by (v) favorable pricing of €234 million driven by pricing actions in Brazil and Argentina.

Management discussion and analysis    16

In particular, LATAM net other unusual expenses amounted to €105 million for the nine months ended September 30, 2014, including €96 million for the re-measurement charge on the Venezuelan subsidiary’s net monetary assets, compared to €43 million relating to the loss recognized on translation of certain monetary liabilities from Venezuelan Bolivar into U.S. Dollar.

Management discussion and analysis    17

APAC

For the nine months ended September 30,				For the three months ended September 30,
2014	2013	Change	(€ million)	2014	2013	Change
163	115	48	Shipments (000s)	55	45	10
4,597	3,332	1,265	Net revenues	1,578	1,215	363
410	284	126	EBIT	169	99	70

(*)	Adjusted for retrospective application of IFRS 11. For the three months ended September 30, 2013, Net revenues increased by €10 million, EBIT increased by €3 million. For the nine months ended September 30, 2013, Net revenues increased by €42 million, EBIT increased by €14 million.

Three months ended September 30, 2014

Net revenues

APAC Revenues for the three months ended September 30,2014 were €1.6 billion, an increase of €0.4 billion, or 30%, from €1.2 billion for the three months ended September 30, 2013.

The total increase of €0.4 billion was primarily attributable to increase in shipments and improved mix.

The 22.2% increase in vehicle shipments, from 45 thousand units for the three months ended September 30, 2013, to 55 thousand units for the three months ended September 30, 2014, was largely supported by shipments to China and Australia, and in particular, driven by the Jeep Grand Cherokee and Jeep Cherokee, as well as the continuing development of Fiat brand in Australia.

EBIT

APAC EBIT for the three months ended September 30, 2014 was €169 million, an increase of €70 million, or 70.7% (71.7% on a constant currency basis), from €99 million for the three months ended September 30, 2013.

The increase in APAC EBIT was primarily attributable to (i) positive volume/mix impact of €89 million as a result of the previously described increase in shipments, partially offset by (ii) an increase in selling, general and administrative costs of €31 million to support the growth of APAC operations, (iii) unfavorable pricing of €19 million due to the increasingly competitive trading environment, particularly in China.

Nine months ended September 30, 2014

Net revenues

APAC Revenues for the nine months ended September 30, 2014 were €4.6 billion, an increase of €1.3 billion, or 38% (42.6% on a constant currency basis), from €3.3 billion for the nine months ended September 30, 2013.

The total increase of €1.3 billion was primarily attributable to an increase in shipments.

The 41.7% increase in shipments from 115 thousand units for the nine months ended September 30, 2013, to 163 thousand units for the nine months ended September 30, 2014, was largely supported by shipments to China and Australia, and in particular, driven by the newly-launched Jeep Cherokee, Jeep Grand Cherokee and Dodge Journey.

EBIT

APAC EBIT for the nine months ended September 30, 2014 was €410 million, an increase of €126 million, or 44.4% (49.3% on a constant currency basis) from €284 million for the nine months ended September 30, 2013.

The increase in APAC EBIT was primarily attributable to (i) positive volume/mix impact of €418 million as a result of the previously described increase in shipments, partially offset by (ii) an increase in selling, general and administrative costs of €120 million to support the growth of the APAC operations, (iii) an increase in industrial costs of €54 million due to higher research and development costs, increased fixed manufacturing costs for new product initiatives and higher production volumes, (iv) unfavorable pricing of €90 million due to the increasingly competitive trading environment, particularly in China, and (v) unfavorable foreign currency translation and others of €14 million.

Management discussion and analysis    18

EMEA

For the nine months ended September 30,				For the three months ended September 30,
2014	2013	Change	(€ million)	2014	2013	Change
763	743	20	Shipments (000s)	218	211	7
13,031	12,929	102	Net revenues	4,080	3,843	237
(141)	(292)	151	EBIT	(63)	(116)	53

(*)	Adjusted for retrospective application of IFRS 11. For the three months ended September 30, 2013, Net revenues decreased by €17 million, EBIT increased by €3 million. For the nine months ended September 30, 2013, Net revenues decreased by €61 million, EBIT increased by €12 million.

Three months ended September 30, 2014

Net revenues

EMEA net revenues for the three months ended September 30, 2014 were €4.1 billion, an increase of €0.2 billion, or 6.2%, from €3.8 billion for the three months ended September 30, 2013. The total increase was primarily attributable to an improved vehicle mix and an increase in shipments.

The 3.3% increase in shipments from 211 thousand units for the three months ended September, 30, 2013 to 218 thousand units for the three months ended September 30, 2014 was driven by a 1% increase in passenger car shipments and a 13% increase in LCV (Light Commercial Vehicles) shipments, while the improved vehicle mix was driven by LCVs and Jeep brand.

EBIT

EMEA EBIT loss for the three months ended September 30, 2014 was €63 million, an improvement of €53 million, or 45.7% from an EBIT loss of €116 million for the three months ended September 30, 2013.

The decrease in EMEA EBIT loss was primarily attributable to the combination of (i) a favorable volume/mix impact of €66 million driven by the performance of the Fiat 500 family, new Fiat Ducato and the Jeep brand, and (ii) a decrease in net industrial costs of €19 million mainly driven by industrial efficiencies which were partially offset by (iii) unfavorable pricing of €20 million as a result of competition in passenger cars segment, and (iv) an increase in selling, general and administrative costs of €11 million mainly related to advertising expenses to support Jeep growth and the Jeep Renegade launch.

Nine months ended September 30, 2014

Net revenues

EMEA net revenues for the nine months ended September 30, 2014 were €13.0 billion, an increase of €0.1 billion, or 0.8%, from €12.9 billion for the nine months ended September 30, 2014.

The €0.1 billion increase in EMEA net revenues was mainly attributable to the combination of (i) a €0.3 billion increase in vehicle shipments, (ii) a€0.1 billion favorable sales mix impact primarily driven by Jeep brand sales, partially offset by lower used car volumes and parts sales, partially offset by (iii) unfavorable pricing of €0.1 billion due to the increasingly competitive trading environment particularly related to passenger cars in Europe and (iv) €0.1 billion lower components sales.

In particular, the 2.7% increase in vehicle shipments, from 743 thousand units for the nine months ended September 30, 2013, to 763 thousand units for the nine months ended September 30, 2014, was largely driven by the Fiat 500 family, the Jeep brand and the new Fiat Ducato.

EBIT

EMEA EBIT loss for the nine months ended September 30, 2014 was €141 million, an improvement of €151 million, or 51.7% (52.7% on a constant currency basis), from an EBIT loss of €292 million for the nine months ended September 30, 2013.

The decrease in EMEA EBIT loss was primarily attributable to the combination of (i) a favorable volume/mix impact of €171 million driven by the previously described increase in shipments and improved vehicle mix, (ii) a decrease in net industrial costs of €103 million mainly driven by industrial and purchasing efficiencies, which were partially offset by (iii) unfavorable pricing of €92 million as a result of the competitive trading environment and resulting price pressure and (iv) an increase in selling, general and administrative costs of €20 million mainly related to advertising expenses primarily to support the growth of Jeep brand and the Jeep Renegade launch.

Management discussion and analysis    19

Luxury Brands

For the nine months ended September 30,				For the three months ended September 30,
2014	2013	Change	(€ million)	2014	2013	Change
			Ferrari
5,280	5,336	-56	Shipments (units) (*)	1,612	1,499	113
2,011	1,711	300	Net revenues	662	534	128
274	264	10	EBIT	89	88	1
			Maserati
26,428	7,548	18,880	Shipments (units)	8,896	3,953	4,943
2,039	883	1,156	Net revenues	652	444	208
210	48	162	EBIT	90	43	47
			LUXURY BRANDS
31,708	12,884	18,824	Shipments (units)	10,508	5,452	5,056
3,861	2,491	1,370	Net revenues (**)	1,248	922	326
484	312	172	EBIT	179	131	48

(*)	Non-road type approved vehicles included.
(**)	Net of eliminations.

Net revenues

Luxury Brands net revenues for the three months ended September 30, 2014 were €1.2 billion, an increase of €0.3 billion, or 35.4% (35.9% on a constant currency basis), from €0.9 billion for the three months ended September 30, 2013.

Luxury Brands net revenues for the nine months ended September 30, 2014, were €3.9 billion, an increase of €1.4 billion, or 55.0% (57.9% on a constant currency basis), from €2.5 billion for the nine months ended September 30, 2013.

Ferrari

Ferrari net revenues for the three months ended September 30, 2014 were €662 million, an increase of €128 million, or 24.0%, from €534 million for the three months ended September 30, 2013.

The €128 million increase was mainly attributable to an increase in shipments, from 1,499 units for the three months ended September 30, 2013, to 1,612 units for the three months ended September 30, 2014, and improved vehicle mix driven by the contribution of the LaFerrari model.

For the nine months ended September 30, 2014, Ferrari revenues were €2.0 billion, an increase of €0.3 billion, or 17.5% from €1.7 billion for the nine months ended September 30, 2013, driven by improved vehicle mix.

Maserati

Maserati net revenues for the three months ended September 30, 2014 were €652 million, an increase of €208 million, or 46.8%, from €444 million for the three months ended September 30, 2013. The increase was primarily attributable to the increase in vehicle shipments, from 4.0 thousand units for the three months ended September 30, 2013, to 8.9 thousand units for the three months ended September 30, 2014, driven by the continued strong performance of the Quattroporte and Ghibli.

For the nine months ended September 30, 2014, Maserati net revenues were €2,039 million, an increase of €1,156 million, or 130.9% from €883 million for the nine months ended September 30, 2013, primarily driven by an increase in vehicle shipments from 7.5 thousand units for the nine months ended September 30, 2013, to 26.4 thousand units for the nine months ended September 30, 2014.

EBIT

Luxury Brands EBIT for the three months ended September 30, 2014 was €179 million, an increase of €48 million, or 36.6%, from €131 million for the three months ended September 30, 2013.

Management discussion and analysis    20

Luxury Brands EBIT for the nine months ended September 30, 2014 was €484 million, an increase of €172 million, or 55.1% (56.4% on a constant currency basis) from €312 million for the nine months ended September 30, 2013.

Ferrari

Ferrari EBIT for the three months ended September 30, 2014 was €89 million, an increase of €1 million, or 1.1%, from €88 million for the three months ended September 30, 2014. Ferrari EBIT for the three months ended September 30, 2014 was affected by the €15 million compensation costs deriving from the resignation of the former Ferrari chairman. Net of this item, Ferrari EBIT increased by €16 million driven by improved sales mix, benefiting from the contribution of LaFerrari.

Ferrari EBIT for the nine months ended September 30, 2014, was €274 million, an increase of €10 million, or 3.8% from €264 million for the nine months ended September 30, 2013.

Maserati

Maserati EBIT for the three months ended September 30, 2014 was €90 million, an increase of €47 million, from €43 million for the three months ended September 30, 2014, primarily driven by the growth in shipments, as previously discussed.

Maserati EBIT for the nine months ended September 30, 2014, was €210 million, an increase of €162 million, from €48 million for the nine months ended September 30, 2013, primarily driven by the growth in shipments, as previously discussed.

Management discussion and analysis    21

Components

For the nine months ended September 30,				For the three months ended September 30,
2014	2013	Change	(€ million)	2014	2013	Change
			Magneti Marelli
4,770	4,455	315	Net revenues	1,604	1,399	205
124	109	15	EBIT	37	28	9
			Teksid
480	531	-51	Net revenues	152	169	-17
(3)	(7)	4	EBIT	2	(2)	4
			Comau
1,032	988	44	Net revenues	335	323	12
29	30	-1	EBIT	9	11	-2
			COMPONENTS
6,240	5,932	308	Net revenues(*)	2,086	1,877	209
150	132	18	EBIT	48	37	11

(*)	Net of eliminations.

Net revenues

Components net revenues for the three months ended September 30, 2014 were €2.1 billion, an increase of €0.2 billion, or 11.1% (11.6% on a constant currency basis), from €1.9 billion for the three months ended September 30, 2013.

Components net revenues for the nine months ended September 30, 2014, revenues were €6.2 billion, an increase of €0.3 billion, or 5.2% (+9.0% on a constant currency basis), from €5.9 billion for the nine months ended September 30, 2013.

Magneti Marelli

Magneti Marelli net revenues for the three months ended September 30, 2014 were €1.6 billion, an increase of €0.2 billion, or 14.7%, from €1.4 billion for the three months ended September 30, 2013, primarily driven by the performance in North America and Europe, partially offset by declines in Brazil.

Magneti Marelli net revenues for the nine months ended September 30, 2014, were €4.8 billion, an increase of €0.3 billion, or 7.1%, from €4.5 billion for the nine months ended September 30, 2013 primarily reflecting positive performance in North America, China and Europe, partially offset by performance in Brazil, which was impacted by the weakening of the Brazilian Real against the Euro.

Teksid

Teksid net revenues for the three months ended September 30, 2014 were €152 million, a decrease of €17 million, or 10.1%, from €169 million for the three months ended September 30, 2013, primarily attributable to a decrease in cast iron business volumes of 12%, which were partially offset by a 17% increase in aluminum business volumes.

Teksid net revenues for the nine months ended September 30, 2014 were €480 million, a decrease of €51 million, or 9.6%, from €531 million for the nine months ended September 30, 2013, primarily attributable to a 2% decrease in cast iron business volumes, which were partially offset by a 20% increase in aluminum business volumes.

Comau

Comau net revenues for the three months ended September 30, 2014 were €335 million, an increase of €12 million, or 3.7%, from €323 million for the three months ended September 30, 2013, mainly attributable to the Body Welding business.

Management discussion and analysis    22

Teksid net revenues for the nine months ended September 30, 2014 were €1,032 million, an increase of €44 million, or 4.5%, from €988 million for the nine months ended September 30, 2013, mainly attributable to the Body Welding business.

EBIT

Components EBIT for the three months ended September 30, 2014 was €48 million, an increase of €11 million, or 29.7%, from €37 million for the three months ended September 30, 2013.

Components EBIT for the nine months ended September 30, 2014 was €150 million, an increase of €18 million, or 13.6%, from €132 million for the nine months ended September 30, 2013.

Magneti Marelli

Magneti Marelli EBIT for the three months ended September 30, 2014 was €37 million, an increase of €9 million, or 32.1%, from €28 million for the three months ended September 30, 2013 reflecting higher volumes.

Magneti Marelli EBIT for the nine months ended September 30, 2014 EBIT was €124 million, an increase of €15 million, 13.8%, from €109 million for the nine months ended September 30, 2013.

Teksid

Teksid EBIT for the three months ended September 30, 2014 was €2 million, an increase of €4 million, from a negative EBIT of €2 million for the three months ended September 30, 2013.

Teksid EBIT loss for the nine months ended September 30, 2014 was €3 million, a decrease of €4 million, from a EBIT loss of €7 million for the nine months ended September 30, 2013.

Comau

Comau EBIT for the three months ended September 30, 2014 was €9 million, a decrease of €2 million, or 18.2%, from €11 million for the three months ended September 30, 2013.

Comau EBIT for the nine months ended September 30, 2014 was €29 million, a decrease of €1 million, or 3.3%, from €30 million for the nine months ended September 30, 2013.

Management discussion and analysis    23

LIQUIDITY AND CAPITAL RESOURCES

Total Available Liquidity

At September 30, 2014, total available liquidity was €21.7 billion (€22.7 billion at December 31, 2013), including €3.1 billion available under undrawn committed credit lines, related to the €2.1 billion three year syndicated revolving credit line of FCA and the U.S.$1.3 billion (approximately €1 billion) revolving credit facility of Chrysler, maturing May 24, 2016, or the Revolving Credit Facility. The terms of the Revolving Credit Facility require Chrysler to maintain a minimum liquidity of U.S.$3.0 billion, which include any undrawn amounts under this facility. Total available liquidity includes cash and cash equivalents which are subject to intra-month, foreign exchange and seasonal fluctuations, as well as current securities.

The following table summarizes total available liquidity:

(€ million)	At September 30, 2014	At December 31, 2013(*)
Cash, cash equivalents and current securities(1)	18,608	19,702
Undrawn committed credit lines(2)	3,133	3,043

Total available liquidity(3)	21,741	22,745

(*)	Adjusted for the retrospective application of IFRS 11: Cash, cash equivalents and current securities: +€16 million.
(1)	Current securities comprise short term or marketable securities which represent temporary investments but which do not satisfy all the requirements to be classified as cash equivalents as they may not be readily converted into cash or they are subject to risk of change in value (even if they are short-term in nature or marketable).
(2)	Excludes the €1.7 billion medium/long-term dedicated credit lines available to fund scheduled investments.
(3)	The majority of the liquidity is available to Group’s treasury operations in Europe, U.S and Brazil; however, liquidity is also available to certain subsidiaries which operate in other areas. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate.

Liquidity is principally denominated in U.S. Dollars and in Euro. Out of the total €18.6 billion of cash, cash equivalents and current securities available September 30, 2014 (€19.7 billion at December 31, 2013), €9 billion, or 49% were denominated in U.S. Dollars (€8.3 billion or 42% at December 31, 2013) and €4.5 billion or 24% were denominated in Euro (€6.1 billion or 31% at December 31, 2013). Liquidity available in Brazil and denominated in Brazilian Reals accounted for €1.6 billion or 8% at September 30, 2014 (€1.5 billion or 8% at December 31, 2013), with the remainder being distributed in various countries and denominated in the relevant local currencies.

The decrease in total available liquidity from December 31, 2013 to September 30, 2014 primarily reflects a €1,060 million decrease in cash and cash equivalents. Refer to “Cash Flows,” below for additional information regarding the change in cash and cash equivalents.

In connection with FCA’s capital planning to support its 2014-2018 business plan, on October 29, 2014 FCA has announced its intention to eliminate any contractual terms limiting the free flow of capital among FCA and its consolidated subsidiaries. As a result, FCA expects to redeem each series of Chrysler Group’s outstanding Secured Senior Notes no later than at its initial optional redemption date of June 2015 for Chrysler Group’s 8% Senior Secured Notes due 2019 and June 2016 for Chrysler Group’s 8-1/4% Secured Senior Notes due 2021. FCA also expects to refinance the Chrysler Group term loans and revolving credit facility at or before this time.

Management discussion and analysis    24

Cash Flows

The following table summarizes the cash flows from operating, investing and financing activities for each of the nine months ended September 30, 2014 and 2013. For a complete discussion of cash flows, see the consolidated statement of cash flows included in “Interim Financial Statements” elsewhere in this interim report.

(€ million)	2014	2013(*)
Cash and cash equivalents at beginning of the period	19,455	17,666
Cash flows from operating activities	4,250	3,822
Cash flows (used in) investing activities	(5,119)	(5,759)
Cash flows from/(used in) financing activities	(1,077)	1,638
Translation exchange differences	886	(525)

Total change in cash and cash equivalents	(1,060)	(824)

Cash and cash equivalents at end of the period	18,395	16,842

(*)	Adjusted for the retrospective application of IFRS 11. Cash and cash equivalents: +€9 million at beginning of the period, +€21 million at end of the period.

Cash flows from operating activities

For the nine months ended September 30, 2014, net cash from operating activities was €4,250 million and was primarily the result of:

•	a net profit of €212 million adjusted to add back (a) €3,599 million for depreciation and amortization expense and (b) other non-cash items of €197 million, which primarily includes (i) €372 million related to the non-cash portion of the expense recognized in connection with the execution of the MOU Agreement entered into by the UAW and Chrysler on January 21, 2014 (ii) €98 million re-measurement charge recognized as a result of the Group’s change in the exchange rate used to re-measure its Venezuelan subsidiary’s net monetary assets in U.S. Dollars (reported, for the effect on cash and cash equivalents, in the “Translation exchange differences”) which were partially offset by (iii) the non-taxable gain of €223 million on the re-measurement at fair value of the previously exercised options on approximately 10% of Chrysler’s membership interests in connection with the equity purchase agreement (see Note 7 to the Interim Consolidated Financial Statements for further information);

•	a net increase of €689 million in provisions, mainly related to: (i) net adjustments to warranties, including those related to recent recall campaigns in the NAFTA segment and (ii) increase provision for sales incentives in connection to the increased retail shipments, primarily in the NAFTA segment; and

•	€60 million of dividends received from jointly-controlled entities.

These positive contributions were partially offset by the negative impact of the change in working capital of €726 million primarily driven by (a) €1,010 million increase in inventory (net of vehicles sold under buy-back commitments and GDP vehicles) due to increased production and sales levels for all regions and Luxury Brands, (b) €350 million increase in trade receivables, principally in NAFTA following the increased shipments at the end of September 2014 as compared to the end of December 2013 as a result of the annual plant shutdowns, and (c) €90 million in net other current assets and liabilities which was partially offset by (d) €724 million increase in trade payables, mainly related to increased production in NAFTA.

The translation exchange differences in the period were positive for €886 million and mainly reflect the increase in Euro translated value of USD denominated cash and cash equivalent balances, due the appreciation of the USD.

For the nine months ended September 30, 2013, net cash from operating activities was €3,822 million and was primarily the result of:

•	net profit of €655 million adjusted to add back (a) €3,394 million for depreciation and amortization expense and (b) other non-cash items of €33 million, which primarily reflect the reversal of non-cash profit and loss items, including the €55 million foreign currency exchange losses recognized in relation to the February 2013 devaluation of the Venezuelan Bolivar and the €56 million gain arising on the fair value measurement of the equity swaps on Fiat S.p.A. and CNH Industrial N.V. ordinary shares which expired at the end of 2013.

•	€93 million of dividends received from jointly-controlled entities.

Management discussion and analysis    25

These positive contributions were partially offset by

•	€224 million net decrease in provisions mainly related to the decrease of Provisions for Employee benefits following the interim remeasurement and amendment of certain defined benefit pension plan of Chrysler which occurred in the second quarter 2013; and

•	the negative impact of change in working capital of €205 million primarily driven by (a) €1,772 million increase in inventory (net of vehicles sold under buy-back commitments) in relation to the reduction in business volume in EMEA during the third quarter and a temporary increase in inventory associated with the preparation for new product shipment in NAFTA and (b) a €207 million increase in trade receivables, primarily due to increased sales volumes in NAFTA and APAC which were partially offset by a (c) €1,299 million increase in trade payables, mainly related to increased production in NAFTA as a result of increased consumer demand for vehicles in this region and (d) €475 million in net other current assets and liabilities mainly referred to higher amounts payable to customers relating to buy-back agreements.

The translation exchange differences in the period were negative for €525 million, mainly reflecting the USD and BRL depreciation against the Euro.

Cash flows (used in) investing activities

For the nine months ended September 30, 2014, net cash used in investing activities was €5,119 million and was primarily the result of:

•	€5,350 million of capital expenditures, including €1,521 million of capitalized development costs, to support investments in existing and future products. Capital expenditure primarily relates to the mass-market operations in NAFTA and EMEA and the ongoing construction of the new plant at Pernambuco, Brazil, partially offset by

•	€128 million of a net decrease in receivables from financing activities, of which €163 million related to the decreased lending portfolio of the financial services activities of the Group and €41 million related to increased financial receivables due from jointly controlled financial services companies.

For the nine months ended September 30, 2013, net cash used in investing activities was €5,759 million, and was primarily the result of:

•	€5,284 million of capital expenditures, including €1,479 million of capitalized development costs, to support investments in existing and future products.; and

•	€402 million of net increase in receivables from financing activities mainly related to the increased lending portfolio of the financial services activities of the Group in LATAM.

Cash flows from/(used in) financing activities

For the nine months ended September 30, 2014, net cash used in financing activities was €1,077 million and was primarily the result of:

•	Cash payment to the VEBA Trust for the acquisition of the remaining approximately 41.5% ownership interest in Chrysler held by the VEBA Trust equal to U.S.$3.65 billion (€2.69 billion) and U.S.$60 million (€45 million) of tax distribution by Chrysler to cover the VEBA Trust’s tax obligation. In particular the consideration for the acquisition consisted of a special distribution paid by Chrysler to its members on January 21, 2014 of U.S. $1.9 billion, or €1.4 billion (FNA’s portion of the special distribution was assigned to the VEBA Trust as part of the purchase consideration) which served to fund a portion of the transaction; and a cash payment by FNA to the VEBA Trust of U.S.$1.75 billion or €1.3 billion. The special distribution by Chrysler and the cash payment by FNA for an aggregate amount of €2,691 million is classified as acquisition of non-controlling interest on the cash flow statement while the tax distribution (€45 million) is classified separately,

Management discussion and analysis    26

•	payment of medium-term borrowings for a total of €5,241 million, mainly related to the prepayment of all amounts under the VEBA Trust Note amounting to approximately U.S.$5 billion (€3.5 billion), including accrued and unpaid interest, and repayment of medium term borrowings primarily in Brazil;

•	the repayment on maturity of notes issued under the GMTN Program, for a total principal amount of €2,150 million; which were partially offset by

•	proceeds from bond issuances for a total amount of €4,588 million which includes (a) approximately €2.6 billion of notes issued as part of the Global Medium Term Notes Program (“GMTN Program”) and (b) €2 billion (for a total face value of U.S.$ 2,755 million) of senior secured notes issued by Chrysler as part of the VEBA Trust Note refinancing transaction (see Note 21 to the Interim Financial Statements for further information); and

•	proceeds from new medium-term borrowings for a total of €3,950 million, which include (a) the incremental term loan entered into by Chrysler of U.S.$ 250 million (€181 million) under its existing tranche B term loan facility and (b) the new U.S.$ 1.75 billion tranche B, issued under a new term loan credit facility entered into by Chrysler as part of the refinancing transaction to facilitate repayment of the VEBA Trust Note, and new medium term borrowing in Brazil; and

•	a positive net contribution of €509 million from the net change in other financial payables and other financial assets/liabilities.

For the nine months ended September 30, 2013, net cash from financing activities was €1,638 million and was primarily the result of:

•	proceeds from bond issuances for a total amount of €2,500 million, relating to notes issued as part of the GMTN Program;

•	proceeds from new medium-term borrowings for a total of €1,519 million, which mainly include medium term borrowings in Brazil;

•	a positive net contribution of €81 million from the net change in other financial payables and other financial assets/liabilities, which were partially offset by

•	the repayment on maturity of notes issued under the GMTN Program in 2006, for a total principal amount of €1 billion; and

•	repayment of medium-term borrowings on their maturity for a total of €1,460 million.

Management discussion and analysis    27

Net Industrial Debt

Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, a separate analysis of Net Debt between Industrial Activities and Financial Services is provided hereinafter.

The division between Industrial Activities and Financial Services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for Industrial Activities also includes companies that perform centralized treasury activities (i.e., raising funding in the market and financing Group companies), but do not, however, provide financing to third parties. Financial Services includes companies that provide retail and dealer finance, leasing and rental services in support of the mass-market brands in certain geographical segments, and for the Luxury Brands.

All Chrysler activities are included under Industrial Activities. Since Chrysler’s treasury activities (including funding and cash management) are managed separately from the rest of the Group the analysis of Net Industrial Debt split between FCA excluding Chrysler and Chrysler is also provided.

Net Industrial Debt (i.e., Net Debt of Industrial Activities) is management’s primary measure for analyzing the Group’s financial leverage and capital structure and is one of the key targets used to measure the Group’s performance.

Management discussion and analysis    28

The following table details of Net Debt at September 30, 2014 and December 31, 2013.

	September 30, 2014					December 31, 2013 (*)
	Industrial Activities	of which:		Financial Services	Group	Industrial Activities	of which:		Financial Services	Group
(€ million)		FCA ex Chrysler	Chrysler				FCA ex Chrysler	Chrysler
Third Parties Debt (Principal)	(30,256)	(20,177)	(10,079)	(2,024)	(32,280)	(27,624)	(18,325)	(9,299)	(2,031)	(29,655)

Capital Market (1)	(16,842)	(12,109)	(4,733)	(319)	(17,161)	(13,981)	(11,661)	(2,320)	(239)	(14,220)

Bank Debt	(11,108)	(6,791)	(4,317)	(1,410)	(12,518)	(7,635)	(5,095)	(2,540)	(1,297)	(8,932)

Other Debt (2)	(2,306)	(1,277)	(1,029)	(295)	(2,601)	(6,008)	(1,569)	(4,439)	(495)	(6,503)
Accrued Interests and other adjustments (3)	(652)	(411)	(241)	(1)	(653)	(626)	(467)	(159)	(2)	(628)

Debt	(30,908)	(20,588)	(10,320)	(2,025)	(32,933)	(28,250)	(18,792)	(9,458)	(2,033)	(30,283)
Intercompany Financial Receivables/Payables (net) (4)	1,466	1,533	(67)	(1,466)	—	1,336	1,415	(79)	(1,336)	—
Current financial receivables from jointly-controlled financial services companies (5)	71	71	—	—	71	27	27	—	—	27
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(29,371)	(18,984)	(10,387)	(3,491)	(32,862)	(26,887)	(17,350)	(9,537)	(3,369)	(30,256)
Other financial assets/(liabilities) (net) (6)	(194)	(215)	21	(2)	(196)	399	323	76	(3)	396

Current securities	183	183	—	30	213	219	219	—	28	247
Cash and cash equivalents	18,010	7,187	10,823	385	18,395	19,255	9,579	9,676	200	19,455

(Net Debt)/Net Cash	(11,372)	(11,829)	457	(3,078)	(14,450)	(7,014)	(7,229)	215	(3,144)	(10,158)

(*)	Adjusted for retrospective application of IFRS 11: net debt of FCA ex-Chrysler Industrial Activities increased by €365 million.
(1)	Includes Bond and other securities issued in financial markets
(2)	Includes Canadian HCT notes, IFRIC4 – Determining whether an arrangement contains a lease and other financial payables, Asset-backed financing. As of December 31, 2013 includes the VEBA Trust Note.
(3)	Includes adjustments for hedge accounting on debt and (accrued)/unearned interest and other amortizing cost adjustments
(4)	Net value between financial receivables to Financial Services (€1,587 million at 30 September, 2014; €1,465 million at 31 December 2013) and financial payables to Financial Services (€121 million at 30 September, 2014; €129 million at 31 December 2013).
(5)	Financial receivables from FGA Capital Group
(6)	Fair value of derivative financial instruments and collateral deposits

In addition to their other activities, treasury companies of FCA excluding Chrysler raise funds for consolidated Financial Services companies by incurring debt on their behalf and on-lending it to those companies. Since debt, cash and other financial assets/liabilities pertaining to Financial Services entities are not included in the calculation of Net Debt for Industrial Activities, loans from the treasury companies of FCA excluding Chrysler (which are included in Industrial Activities) to the consolidated Financial Services companies are included under “Intercompany financial receivables/payables (net)” and are deducted in the calculation of net debt for Industrial Activities.

“Intercompany financial receivables/payables (net)” also includes amounts owed to Financial Services by Industrial Activities companies representing deposits with Group treasury as well as advances for receivables sold.

Change in Net Industrial Debt

In the nine months ended September 30, 2014 net industrial debt increased by €4,358 million, from €7,014 million at December 31, 2013 to €11,372 million at September 30, 2014. The increase in net industrial debt was driven by:

•	payments for the acquisition of the approximately 41.5% interest, inclusive of approximately 10% of previously exercised options subject to ongoing litigation, in Chrysler of €2,691 million equivalent (U.S.$ 3,650 million).

Management discussion and analysis    29

•	investments in industrial activities of €5,348 million representing all of the Group’s investments;

•	unfavorable currency translation effects of €140 million and other effects, principally the change in value of hedging derivatives; offset by

•	cash flow from industrial operating activities of €4,192 million which represents the consolidated cash flow from operating activities of €4,250 million net of the cash flows from operating activities attributable to financial services. For an explanation of the drivers in consolidated cash flows from operating activities see the “Cash Flows” section above.

SUBSEQUENT EVENTS

See Note 29 – “Subsequent event” in the Interim Consolidated Financial Statements for further details.

OUTLOOK

Group confirms full-year guidance as presented in the Q2 2014 results:

•	World-wide shipments at ~4.7 million units;

•	Revenues of ≥€93 billion;

•	EBIT(*) in €3.6 to €4.0 billion range;

•	Net Income in ~€0.6 to €0.8 billion range, with EPS to improve from ~€0.10 (ex-unusual items) to ~€0.44-€0.60. Includes increased deferred tax charge of ~€0.5 billion due to the recognition of net deferred tax assets at year-end 2013 related to Chrysler and excludes unusual items;

•	Net Industrial Debt in €9.8 billion to €10.3 billion range. Includes cash outflows for the January 21st, 2014 closing of the purchase of the remaining 41.5% minority stake in Chrysler Group LLC from the VEBA Trust (€2.7 billion), in addition to the impact of the retrospective adoption of IFRS 11, effective January 1st, 2014 (~€0.4 billion).

(*)	excluding unusual items

Management discussion and analysis    30

INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

AND NOTES

at September 30, 2014

Interim Consolidated Financial Statements and Notes at September 30, 2014    31

INTERIM CONSOLIDATED INCOME STATEMENT (*)

		For the three months ended September 30,		For the nine months ended September 30,
(€ million)	Note	2014	2013(a)	2014	2013(a)
Net revenues	(1)	23,553	20,693	69,006	62,681
Cost of sales	(2)	20,356	17,747	59,694	53,706
Selling, general and administrative costs	(3)	1,717	1,580	5,151	4,842
Research and development costs	(4)	598	556	1,825	1,615
Other income/(expenses)		44	24	133	(13)
Result from investments:	(5)	36	29	105	73
Share of the profit and (loss) of equity method investees		36	29	88	57
Other income and (expenses) from investments		—	—	17	16
Gains on the disposal of investments		3	6	11	8
Restructuring costs	(6)	15	14	23	9
Other unusual income/(expenses)	(7)	(24)	7	(405)	(35)
EBIT		926	862	2,157	2,542
Net financial expenses	(8)	(511)	(493)	(1,510)	(1,453)
Profit before taxes		415	369	647	1,089
Tax expenses	(9)	227	180	435	434
Profit from continuing operations		188	189	212	655
Net profit		188	189	212	655

Net profit/(loss) for the period attributable to:
Owners of the parent		174	(15)	160	44
Non-controlling interests		14	204	52	611

Basic earnings/(loss) per ordinary share (in €)	(10)	0.143	(0.013)	0.132	0.036
Diluted earnings/(loss) per ordinary share (in €)	(10)	0.142	(0.013)	0.130	0.036

(*)	The Group no longer reports Trading profit as a supplementary performance assessment measure.
(a)	Adjusted for the retrospective application of IFRS 11. Reference should be made to the section - New standards and amendments effective from January 1, 2014 for the effects arising from the retrospective application of the new standards.

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements and Notes at September 30, 2014    32

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

		For the three months ended September 30,		For the nine months ended September 30,
(€ million)	Note	2014	2013(a)	2014	2013(a)
Net profit for the period (A)		188	189	212	655

Items that will never be reclassified to the Consolidated Income Statement:
Gains/(Losses) on remeasurements of defined benefit plans	(19)	(1)	(1)	(19)	510
Related tax impact	(19)	(13)	—	(12)	—

Total items that will never be reclassified to the Consolidated Income Statement, net of tax (B1)		(14)	(1)	(31)	510

Items that may be reclassified to the Consolidated Income Statement:
Gains/(Losses) on cash flow hedging instruments	(19)	(106)	(12)	(378)	98
Gains/(Losses) on available-for-sale financial assets	(19)	(20)	17	(31)	20
Exchange differences on translating foreign operations	(19)	768	(280)	952	(382)
Share of Other comprehensive income/(loss) for equity method investees	(19)	25	(36)	40	(64)
Related tax impact	(19)	25	(11)	110	(13)

Total items that may be reclassified to the Consolidated Income Statement (B2)		692	(322)	693	(341)

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		678	(323)	662	169

Total Comprehensive income/(loss) (A)+(B)		866	(134)	874	824

Total Comprehensive income/(loss) attributable to:
Owners of the parent		853	(232)	750	22
Non-controlling interests		13	98	124	802

(a)	Adjusted for the retrospective application of IFRS 11. Reference should be made to the section - New standards and amendments effective from January 1, 2014 for the effects arising from the retrospective application of the new standards.

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements and Notes at September 30, 2014    33

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(€ million)	Note	At September 30, 2014	At December 31, 2013(a)
Assets
Intangible assets	(11)	21,813	19,514
Goodwill and intangible assets with indefinite useful lives		13,550	12,440
Other intangible assets		8,263	7,074
Property, plant and equipment	(12)	25,321	23,233
Investments and other financial assets:	(13)	2,079	2,052
Investments accounted for using the equity method		1,461	1,388
Other investments and financial assets		618	664
Defined benefit plan assets		72	105
Deferred tax assets	(9)	3,365	2,903

Total Non-current assets		52,650	47,807

Inventories	(14)	12,978	10,278
Trade receivables	(15)	3,030	2,544
Receivables from financing activities	(15)	3,689	3,671
Current tax receivables	(15)	341	312
Other current assets	(15)	2,683	2,323
Current financial assets:		604	815
Current investments		36	35
Current securities		213	247
Other financial assets	(16)	355	533
Cash and cash equivalents	(17)	18,395	19,455

Total Current assets		41,720	39,398

Assets held for sale	(18)	26	9

Total Assets		94,396	87,214

Equity and liabilities
Equity:	(19)	10,713	12,584
Equity attributable to owners of the parent		10,413	8,326
Non-controlling interest		300	4,258
Provisions:	(20)	19,212	17,427
Employee benefits		8,866	8,326
Other provisions		10,346	9,101
Deferred tax liabilities	(9)	202	278
Debt	(21)	32,933	30,283
Other financial liabilities	(16)	551	137
Other current liabilities	(22)	11,611	8,963
Current tax payables		328	314
Trade payables	(23)	18,846	17,207
Liabilities held for sale	(18)	—	21

Total Equity and liabilities		94,396	87,214

(a)	Adjusted for the retrospective application of IFRS 11. Reference should be made to the section - New standards and amendments effective from January 1, 2014 for the effects arising from the retrospective application of the new standards.

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements and Notes at September 30, 2014    34

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

		For the nine months ended September 30,
(€ million)	Note	2014	2013(a)
Cash and cash equivalents at beginning of the period	(17)	19,455	17,666
Cash flows from/(used in) operating activities:
Net profit for the period		212	655
Amortization and depreciation		3,599	3,394
Net (gains)/losses on disposal of tangible and intangible assets		(1)	18
Net (gains)/losses on disposal of investments		(9)	(8)
Other non-cash items	(26)	197	33
Dividends received		60	93
Change in provisions		689	(224)
Change in deferred taxes		(51)	(59)
Change in items due to buy-back commitments and GDP vehicles	(26)	280	125
Change in working capital		(726)	(205)

Total		4,250	3,822

Cash flows from/(used in) investing activities:
Investments in property, plant and equipment and intangible assets		(5,350)	(5,284)
Capital increases in joint ventures, associates and unconsolidated subsidiaries		(16)	(126)
Proceeds from the sale of tangible and intangible assets		32	33
Proceeds from disposal of other interests		11	2
Net change in receivables from financing activities		128	(402)
Change in current securities		41	(6)
Other changes		35	24

Total		(5,119)	(5,759)

Cash flows from/(used in) financing activities:
Issuance of bonds		4,588	2,500
Repayment of bonds		(2,150)	(1,000)
Issuance of other medium-term borrowings		3,950	1,519
Repayment of other medium-term borrowings		(5,241)	(1,460)
Net change in other financial payables and other financial assets/liabilities		509	81
Increase in share capital		3	4
Dividends paid		—	(1)
Distribution for certain tax obligation of the VEBA		(45)	—
Acquisition of non-controlling interests	(26)	(2,691)	—
Distribution for tax withholding obligations on behalf of non-controlling interests		—	(5)

Total		(1,077)	1,638

Translation exchange differences		886	(525)

Total change in cash and cash equivalents		(1,060)	(824)

Cash and cash equivalents at end of the period	(17)	18,395	16,842

(a)	Adjusted for the retrospective application of IFRS 11. Reference should be made to the section - New standards and amendments effective from January 1, 2014 for the effects arising from the retrospective application of the new standards.

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements and Notes at September 30, 2014    35

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(€ million)	Share capital	Treasury shares	Other reserves	Cash flow hedge reserve	Cumulative translation differences	Available- for-sale financial assets	Remeasurement of defined benefit plans reserve		Cumulative share of OCI of equity method investees	Total equity attributable to owners of the parent	Non-controlling Interests (“NCI”)	Total
At December 31, 2012 (as reported)	4,476	(259)	3,935	15	633	(17)	(2,534)		(62)	6,187	2,182	8,369
IFRS 11 First time adoption	—	—	—	—	(15)	—	(7)		22	—	—	—
At January 1, 2013	4,476	(259)	3,935	15	618	(17)	(2,541)		(40)	6,187	2,182	8,369

Changes for the first nine months of 2013
Capital increase	1	—	2	—	—	—	—		—	3	1	4
Dividends distributed	—	—	—	—	—	—	—		—	—	(1)	(1)
Share-based payments	—	—	6	—	—	—	—		—	6	—	6
Net profit/(loss)	—	—	44	—	—	—	—		—	44	611	655
Other comprehensive income/(loss)	—	—	—	37	(318)	20	303		(64)	(22)	191	169
Distribution for tax withholding obligations on behalf of NCI	—	—	—	—	—	—	—		—	—	(5)	(5)
Other changes	—	—	(1)	—	—	—	—		—	(1)	33	32
At September 30, 2013	4,477	(259)	3,986	52	300	3	(2,238)		(104)	6,217	3,012	9,229

(€ million)	Share capital	Treasury shares	Other reserves	Cash flow hedge reserve	Cumulative translation differences	Available- for-sale financial assets	Remeasurement of defined benefit plans reserve		Cumulative share of OCI of equity method investees	Total equity attributable to owners of the parent	Non-controlling Interests (“NCI”)	Total
At December 31, 2013 (as reported)	4,477	(259)	4,860	101	78	(13)	(748)		(170)	8,326	4,258	12,584
IFRS 11 First time adoption	—	—	—	—	(27)	—	(9)		36	—	—	—
At January 1, 2014	4,477	(259)	4,860	101	51	(13)	(757)		(134)	8,326	4,258	12,584

Changes for the first nine months of 2014
Capital increase	2	—	2	—	—	—	—		—	4	(1)	3
Dividends distributed	—	—	—	—	—	—	—		—	—	(50)	(50)
Share-based payments	—	35	(32)	—	—	—	—		—	3	—	3
Purchase of shares in subsidiaries from non-controlling interests	—	—	1,633	35	175	—	(518	)(1)	—	1,325	(3,990)	(2,665)
Distribution for certain taxes paid by VEBA	—	—	—	—	—	—	—		—	—	(45)	(45)
Net profit/(loss)	—	—	160	—	—	—	—		—	160	52	212
Other comprehensive income/(loss)	—	—	—	(256)	868	(31)	(31)		40	590	72	662
Other changes	—	—	5	—	—	—	—		—	5	4	9
At September 30, 2014	4,479	(224)	6,628	(120)	1,094	(44)	(1,306)		(94)	10,413	300	10,713

(1)	The €518 million relates to approximately 41.5 percent interest in Chrysler’s remeasurement of defined benefit plans reserve of €1,248 million. Reference should be made to the section - Non-controlling interests.

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements and Notes at September 30, 2014    36

NOTES

THE FCA MERGER

On January 29, 2014, the Board of Directors of Fiat S.p.A. approved a proposed corporate reorganization resulting in the formation of Fiat Chrysler Automobiles N.V. (“FCA”) and decided to establish FCA, organized in the Netherlands, as the parent company of the Group with its principal executive offices in the United Kingdom.

FCA was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014 under the name Fiat Investments N.V. The issued share capital of the company was €350,000, fully paid and divided into 35,000,000 common shares having a nominal value of €0.01 each.

On June 15, 2014, the Board of Directors of Fiat S.p.A. approved the terms of a cross-border legal merger of Fiat S.p.A., the parent of the Group, into its 100 percent owned direct subsidiary Fiat Investments N.V. which, upon completion of the merger, was renamed Fiat Chrysler Automobiles N.V. (the “Merger”). At that time, Fiat S.p.A. ordinary shares were listed on the Mercato Telematico Azionario (“MTA”) organized and managed by Borsa Italiana S.p.A (“MTA”), as well as Euronext Paris and Frankfurt stock exchange.

The completion of the Merger was subject to the satisfaction of the following conditions:

a)	the approval for listing of the FCA common shares on the New York Stock Exchange (“NYSE”);

b)	no injunction or court order prohibiting the Merger;

c)	a cap equal to a maximum €500 million in the aggregate, in connection with the amount of cash to be paid (i) under Article 2437-quater of the Italian Civil Code (the “Cash Exit Rights”) to Fiat shareholders exercising the Cash Exit Rights, and/or (ii) to creditors exercising their creditor opposition rights, and

d)	the approval by the Fiat Extraordinary Meeting of Shareholders.

Fiat shareholders voted and approved the Merger at their extraordinary general meeting held on August 1, 2014. After this approval, Fiat shareholders not voting in favor of the Merger were entitled to exercise the Cash Exit Right by August 20, 2014. The redemption price payable to these shareholders was €7.727 per share (the “Exit Price”), equivalent to the average daily closing price published by Borsa Italiana for the six months prior to the date of the notice calling the meeting).

On October 7, 2014, Fiat announced that all conditions precedent to completion of the Merger were satisfied:

•	on October 6, 2014, the NYSE provided notice that the listing of FCA common shares was approved subject to issuance of these shares upon effectiveness of the Merger. On the same day Borsa Italiana S.p.A. approved the listing of the common shares of FCA on the MTA,

•	the creditors’ opposition period provided under the Italian law expired on October 4, 2014, and no creditors’ oppositions were filed, and

•	the Cash Exit Rights were exercised for a total of 60,002,027 Fiat shares equivalent to an aggregate amount of €463,635,662.63 at the Exit Price. Pursuant to the Italian Civil Code, these shares were offered to Fiat shareholders not having exercised the Cash Exit Rights, On October 7, 2014, at the completion of the offer period Fiat shareholders elected to purchase 6,085,630 shares out of the total of 60,002,027; as a result, concurrent with the Merger, on October 12, 2014, n. 53,916,397 Fiat shares were cancelled in the Merger with a net aggregate cash disbursement of €417 million.

As a consequence, the Merger became effective on October 12, 2014. On October 13, 2014 FCA common shares commenced trading on the NYSE and on the MTA. The last day of trading of Fiat ordinary shares on the MTA, Euronext France and Deutsche Börse was October 10, 2014. The Merger is recognized in FCA’s annual accounts from January 1, 2014, FCA, as successor of Fiat S.p.A. is now therefore the parent company of the Group. There will be no accounting effects as a direct result of the Merger.

In this document, unless otherwise specified, the terms “Group” and “FCA” refer to FCA, together with its subsidiaries, following completion of the Merger or to Fiat S.p.A. together with its subsidiaries, prior to the Merger, as the context may require. Therefore, these Interim Consolidated Financial Statements at September 30, 2014 refers to Fiat S.p.A. together with its subsidiaries, now merged into FCA. Any references to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA prior to the Merger.

Interim Consolidated Financial Statements and Notes at September 30, 2014    37

AUTHORIZATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

These interim consolidated financial statements at September 30, 2014 together with the notes thereto (the “Interim Consolidated Financial Statements”) of FCA were authorized for issuance on November 5, 2014 and have been prepared in accordance with IAS 34 – Interim financial reporting. The Interim Consolidated Financial Statements should be read in conjunction with the Fiat annual consolidated financial statements for the year ended December 31, 2013 (the “ Fiat Consolidated Financial Statements at December 31, 2013”), which have been prepared in accordance with IFRS. IFRS is defined to be International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union1. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee, formerly the Standing Interpretations Committee (“SIC”) and then the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies adopted are consistent with those used at December 31, 2013, except as described in the following paragraph – New standards and amendments effective from January 1, 2014.

BASIS OF PREPARATION FOR INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the Interim Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section – Use of estimates in the Fiat Consolidated Financial Statements at December 31, 2013 for a detailed description of the more significant valuation procedures used by the Group.

Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, unless in the event of significant market fluctuation, plan amendments or curtailments and settlements.

The recognition of income taxes is based upon the best estimate of the actual tax rate expected for the full financial year for each entity included in the scope of consolidation.

Format of the Interim Consolidated Financial Statements

For presentation of the Interim Consolidated Income Statement, the Group uses a classification based on the function of expenses, rather than based on their nature, as it is more representative of the format used for internal reporting and management purposes and is consistent with international practice in the automotive sector.

The Group presents a subtotal for Earnings before Interest and Taxes (EBIT). EBIT distinguishes between the Profit before taxes arising from operating items and those arising from financing activities. EBIT is the primary measure used by the Chief Executive Officer to assess the performance of and allocate resources to the operating segments.

In line with the format of the Business Plan presented by the Group to the financial community on May 6, 2014, the Group no longer presents Trading Profit as a supplementary performance assessment measure in addition to EBIT. Comparative amounts have been consistently reported.

For the Interim Consolidated Statement of Financial Position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 paragraph 60. More specifically, the Group’s consolidated financial statements include both industrial and financial services companies. The investment portfolios of the financial services companies are included in current assets, as the investments will be realized in their normal operating cycle. However, the financial services companies obtain only a portion of their funding from the market; the remainder is obtained from Group operating companies through the Group’s treasury companies (included within the industrial companies), which provide funding to both industrial and financial services companies in the Group, as the need arises. This financial services structure within the Group does not allow the separation of financial liabilities funding the financial services operations (whose assets are reported within current assets) and those funding the industrial operations. Presentation of financial liabilities as current or non-current based on their date of maturity would not facilitate a meaningful comparison with financial assets, which are classified on the basis of their normal operating cycle.

[1]	At the date of these Interim Consolidated Financial Statements, no impact would arise from the adoption of IFRS as issued by the IASB since the IAS 39 temporary carve-out on hedge accounting for which adoption by European Union is pending would not determine any effect for the Group.

Interim Consolidated Financial Statements and Notes at September 30, 2014    38

The Interim Consolidated Statement of Cash Flows is presented using the indirect method.

New standards and amendments effective from January 1, 2014

The following new standards and amendments that are applicable from January 1, 2014 were adopted by the Group for the purpose of the preparation of the Interim Consolidated Financial Statements.

IFRS 11 – Joint arrangements

The Group adopted IFRS 11, as amended as of January 1, 2014. The adoption of this standard required the reclassification of investments previously classified as jointly controlled entities under IAS 31 – Interests in joint ventures, as either “joint operations” (if the Group has rights to the assets, and obligations for the liabilities, relating to an arrangement) or “joint ventures” (if the Group has rights only to the net assets of an arrangement). The classification focuses on the rights and obligations of the arrangements, as well as their legal form. Under the new standard, joint ventures are accounted for under the equity method while joint operations are accounted for by recognizing the Group’s share of assets, liabilities, revenues and expenses (these interests would have previously been accounted for using the equity method under IAS 31).

As a result of the IFRS 11 retrospective application, the Group’s interest in Sevel S.p.A., a joint arrangement with PSA-Peugeot and the Group’s interests in Fiat India Automobiles Limited, a joint arrangement with Tata Motor, were classified as joint operations. Therefore, the Group recognized its share of assets, liabilities, revenues and expenses instead of recognizing its interest in the net assets of the entities under the equity method. The Group’s interests in joint arrangements which were classified as jointly controlled entities under IAS 31 and have been reclassified as Joint ventures under IFRS 11 continue to be accounted for using the equity method. The reclassification of these interests had no impact on these Interim Consolidated Financial Statements.

The impacts of the adoption of IFRS 11 on comparative amounts are set out below:

	For the three months ended September 30, 2013
(€ million)	Amounts as originally reported	IFRS 11	Amounts as adjusted
Items of Interim Consolidated Income Statement impacted by IFRS 11:
Net revenues	20,733	(40)	20,693
Cost of sales	17,804	(57)	17,747
Selling, general and administrative costs	1,576	4	1,580
Research and development costs	555	1	556
Other income/(expenses)	18	6	24
Result from investments	41	(12)	29
EBIT	856	6	862
Net financial expenses	(489)	(4)	(493)
Profit before taxes	367	2	369
Tax expenses	178	2	180
Net profit	189	—	189

	For the three months ended September 30, 2013
(€ million)	Amounts as originally reported	IFRS 11	Amounts as adjusted
Items of Interim Consolidated Other comprehensive income/(loss) impacted by IFRS 11:
Exchange differences of translating foreign operations	(274)	(6)	(280)
Share of Other comprehensive income/(loss) for equity method investees	(42)	6	(36)

	For the nine months ended September 30, 2013
(€ million)	Amounts as originally reported	IFRS 11	Amounts as adjusted
Items of Interim Consolidated Income Statement impacted by IFRS 11:
Net revenues	62,815	(134)	62,681
Cost of sales	53,893	(187)	53,706
Selling, general and administrative costs	4,832	10	4,842
Research and development costs	1,611	4	1,615
Other income/(expenses)	(16)	3	(13)
Result from investments	89	(16)	73
EBIT	2,516	26	2,542
Net financial expenses	(1,434)	(19)	(1,453)
Profit before taxes	1,082	7	1,089
Tax expenses	427	7	434
Net profit	655	—	655

Interim Consolidated Financial Statements and Notes at September 30, 2014    39

	For the nine months ended September 30, 2013
(€ million)	Amounts as originally reported	IFRS 11	Amounts as adjusted
Items of Interim Consolidated Other comprehensive income/(loss) impacted by IFRS 11:
Exchange differences of translating foreign operations	(369)	(13)	(382)
Share of Other comprehensive income/(loss) for equity method investees	(77)	13	(64)

	At December 31, 2013
(€ million)	Amounts as originally reported	IFRS 11	Amounts as adjusted
Items of Annual Consolidated Statement of Financial Position impacted by IFRS 11:
Assets
Intangible assets	19,509	5	19,514
Property, plant and equipment	22,844	389	23,233
Investments and other financial assets	2,260	(208)	2,052
Deferred tax assets	2,893	10	2,903

Total Non-current assets	47,611	196	47,807

Inventories	10,230	48	10,278
Trade receivables	2,406	138	2,544
Current tax receivables	291	21	312
Other current assets	2,302	21	2,323
Cash and cash equivalents	19,439	16	19,455

Total Current assets	39,154	244	39,398

Total Assets	86,774	440	87,214

Equity and liabilities
Provisions:	17,360	67	17,427
Employee benefits	8,265	61	8,326
Other provisions	9,095	6	9,101
Debt	29,902	381	30,283
Trade payables	17,235	(28)	17,207
Other current liabilities	8,943	20	8,963

Total Equity and liabilities	86,774	440	87,214

	For the nine months ended September 30, 2013
(€ million)	Amounts as originally reported	IFRS 11	Amounts as adjusted
Items of Annual Consolidated Statement of Cash Flows impacted by IFRS 11:
Cash and cash equivalents at beginning of the period	17,657	9	17,666
Cash flows from operating activities	3,765	57	3,822
Cash flows used in investing activities	(5,778)	19	(5,759)
Cash flows from financing activities	1,706	(68)	1,638
Translation exchange differences	(523)	(2)	(525)

Total change in cash and cash equivalents	(830)	6	(824)

Cash and cash equivalents at end of the period	16,827	15	16,842

Interim Consolidated Financial Statements and Notes at September 30, 2014    40

IFRS 10 – Consolidated Financial Statements

The Group adopted IFRS 10, as amended, effective January 1, 2014. The new standard builds on existing principles by identifying a single control model applicable to all entities, including “structured entities”. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess.

In accordance with the transition provision in IFRS 10, the Group reassessed the conclusion on control of its investees on January 1, 2014 without reporting any significant effect on the adoption of the new standard.

IFRS 12 – Disclosure of Interests in Other Entities

The Group adopted IFRS 12, as amended, effective January 1, 2014. The standard is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, structured entities and other unconsolidated entities. Other than the modifications to the disclosures regarding these interests reported in these Interim Consolidated Financial Statements, the adoption of the new standard did not have any effect on these Interim Consolidated Financial Statements.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32– Financial Instruments: Presentation)

The Group adopted the amendments to IAS 32 – Financial Instruments: Presentation effective January 1, 2014. The amendments clarify the application of certain offsetting criteria for financial assets and financial liabilities and are required to be applied retrospectively. No significant effect arose on these Interim Consolidated Financial Statements from the application of these amendments.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36 – Impairment of assets)

The Group adopted the amendments to IAS 36 – Recoverable Amount Disclosures for Non-Financial Assets addressing the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposal effective January 1, 2014 without reporting any effect on these Interim Consolidated Financial Statements. The application of these amendments will result in an expanded disclosure in the notes to the future annual consolidated financial statements in case of an impairment that is based on fair value less cost of disposal.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39 – Financial Instruments: Recognition and Measurement)

These amendments, adopted effective January 1, 2014, allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. No effect arose on these Interim Consolidated Financial Statements from the application of these amendments.

Accounting for an obligation to pay a levy that is not income tax (IFRIC Interpretation 21 – Levies, an interpretation of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets)

The interpretation, effective from January 1, 2014, sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. No effect arose on these Interim Consolidated Financial Statements from the application of this interpretation.

New standards, amendments and interpretations not yet effective

At the date of these Interim Consolidated Financial Statements the European Union had not yet completed its endorsement process for these standards, amendments and interpretations:

•	In November 2013, the IASB published narrow scope amendments to IAS 19 – Employee benefits entitled “Defined Benefit Plans: Employee Contributions”. These amendments apply to contributions from employees or third parties to defined benefit plans in order to simplify their accounting in specific cases. The amendments are effective, retrospectively, for annual periods beginning on or after 1 July 2014 with earlier application permitted. No significant effect is expected from the first time adoption of these amendments.

•

In December 2013 the IASB issued the Annual Improvements to IFRSs 2010–2012 Cycle and Annual Improvements to IFRSs 2011–2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 – Share based payment, the disclosure on judgment used in the aggregation of operating segments in IFRS 8 – Operating Segments, the identification and disclosure of a related party transaction that arises when a management entity provides key management personnel service to a reporting entity in IAS 24 –

Interim Consolidated Financial Statements and Notes at September 30, 2014    41

Related Party disclosures, the extension of the exclusion from the scope of IFRS 3 – Business Combinations to all types of joint arrangements and to clarify the application of certain exceptions in IFRS 13 – Fair value Measurement. The improvements are effective for annual period beginning on or after January 1, 2015. No significant effect is expected from the first time adoption of these amendments.

•	In May 2014 the IASB issued amendments to IFRS 11 – Joint arrangements: Accounting for acquisitions of interests in joint operations, clarifying the accounting for acquisitions of an interest in a joint operation that constitutes a business. The amendments are effective, retrospectively, for annual periods beginning on or after 1 January 2016 with earlier application permitted. No significant effect is expected from the first time adoption of these amendments.

•	In May 2014, the IASB issued an amendment to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The Group is currently evaluating the impact of these amendments on its consolidated financial statements.

•	In May 2014, the IASB issued IFRS 15 – Revenue from contracts with customers. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive. This new revenue recognition model defines a five step process to achieve this objective. The updated guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The standard is effective for annual periods beginning on or after January 1, 2017, and requires either full or modified retrospective application. The Group is currently evaluating the method of implementation and impact of this standard on its consolidated financial statements.

•	In July 2014, the IASB issued IFRS 9 – Financial Instruments. The improvement package introduced by the new standard includes a logical approach for classification and measurement of financial instruments driven by cash flow characteristics and the business model in which an asset is held, a single “expected loss” impairment model for financial assets and a substantially reformed approach for hedge accounting. The standard is effective, retrospectively with limited exceptions, for annual periods beginning on or after January 1, 2018 with earlier application permitted. The Group is currently evaluating the impact of this standard on its consolidated financial statements.

•	In September 2014, the IASB issued narrow amendments to IFRS 10 - Consolidated Financial Statements and IAS 28 - Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments will be effective, prospectively, for annual periods commencing on or after 1 January 2016.

•	In September 2014 the IASB issued the Annual Improvements to IFRSs 2012-2014 cycle, a series of amendments to IFRSs in response to issues raised mainly on IFRS 5 - Non-current assets held for sale and discontinued operations, on the changes of method of disposal, on IFRS 7 - Financial Instruments: Disclosures on the Servicing contracts, on the IAS 19 - Employee Benefits, on the discount rate determination. The effective date of the amendments is January 1, 2016. The Group is currently evaluating impact of these amendments on its consolidated financial statements.

The Group will comply with these new standards, amendments and interpretations based on their relevant effective dates when endorsed by the European Union.

Interim Consolidated Financial Statements and Notes at September 30, 2014    42

CHANGES IN THE SCOPE OF CONSOLIDATION

Other than the acquisition of the remaining approximately 41.5 percent ownership interest in Chrysler Group LLC (together with its subsidiaries “Chrysler” or the “Chrysler Group”) described below, during the nine months ended September 30, 2014 there were the following changes in the scope of consolidation:

•	In August 2014 Ferrari S.p.A. acquired an additional 21 percent in the share capital of the subsidiary Ferrari Maserati Cars International Trading (Shanghai) Co. Ltd. increasing its interest from 59 percent to 80 percent (the Group’s interests increased from 53.10 percent to 72.00 percent). In accordance with IFRS 10 – Consolidated Financial Statements, equity reserves were adjusted to reflect the change in the ownership interest through a corresponding adjustment to equity attributable to the parent.

•	In July 2014 Maserati established a new 100 percent owned company named Maserati (China) Cars Trading Co., Ltd. for the distribution of its cars in China.

•	A minor subsidiary belonging to the Components segment, whose total assets and revenues are not material for the Group, previously accounted for under the equity method or at costs was consolidated on a line-by-line basis.

•	In the context of the Merger described above, in April 2014 Fiat Investments N.V. was incorporated as a public limited liability company under the laws of the Netherlands and was renamed FCA upon completion of the Merger. In addition, in June 2014, the Group’s 100 percent interest in Fiat North America LLC (“FNA”) was transferred from Fiat Group Automobiles S.p.A. to Fiat S.p.A. These transactions had no effects on the consolidated financial statements.

Further, as the Merger is a business combination in which all of the combining entities are controlled ultimately by the same party both before and after the business combination, and based on the fact that the control is not transitory, from an accounting standpoint, the transition will be considered as a combination of entities under common control and therefore outside the scope of IFRS 3 and IFRIC 17. Accordingly, in the fourth quarter 2014, the Merger will be accounted for by the Group without adjusting the carrying amounts of assets and liabilities involved in the transaction and will have no impact on the Group consolidated financial statements.

Acquisition of the remaining ownership interest in Chrysler

On January 1, 2014 Fiat’s 100 percent owned subsidiary FNA and the VEBA Trust announced that they had entered into an agreement (“the Equity Purchase Agreement”) under which FNA agreed to acquire the VEBA Trust’s approximately 41.5 percent interest in Chrysler, which included an approximately 10 percent interest in Chrysler subject to previously exercised options that were subject to ongoing litigation, for cash consideration of U.S.$3,650 million (€2,691 million) as follows:

•	a special distribution of U.S.$1,900 million (equivalent to €1,404 million) paid by Chrysler to its members, which served to fund a portion of the transaction, wherein FNA directed its portion of the special distribution to the VEBA Trust as part of the purchase consideration; and

•	an additional cash payment by FNA to the VEBA Trust of U.S.$1,750 million (equivalent to €1,287 million).

The previously exercised options for the approximately 10 percent interests in Chrysler that were settled in connection with the Equity Purchase Agreement had an estimated fair value at the transaction date of U.S.$302 million (€223 million). These options were historically carried at cost, which was zero, in accordance with the guidance in paragraphs AG80 and AG81 of IAS 39 as the options were on shares that did not have a quoted market price in an active market and as the interpretation of the formula required to calculate the exercise price on the options was disputed and was subject to ongoing litigation. Upon consummation of the transactions contemplated by the Equity Purchase Agreement, the fair value of the underlying equity and the estimated exercise price of the options, at that point, became reliably estimable. As such, on the transaction date, the options were remeasured to their fair value of U.S.$302 million (€223 million at the transaction date), which resulted in a corresponding non-taxable gain in Other unusual income/(expenses). The Group has classified this item in Other unusual income/(expenses) because it relates to options held in relation to the acquisition of a non-controlling interest and is expected to occur infrequently.

The fair value of the options was calculated as the difference between the estimated exercise price for the disputed options encompassed in the Equity Purchase Agreement of U.S.$650 million (€481 million) and the estimated fair value for the underlying approximately 10 percent interest in Chrysler of U.S.$952 million (€704 million).

The exercise price for the disputed options was originally calculated by FNA pursuant to the formula set out in the option agreement between FNA and the VEBA Trust. The VEBA Trust disputed the calculation of the exercise price, which ultimately led to the litigation between the two parties regarding the interpretation of the call option agreement. The dispute

Interim Consolidated Financial Statements and Notes at September 30, 2014    43

primarily related to four elements of the calculation of the exercise price. During the ensuing litigation, the court ruled in FNA’s favor on two of the four disputed elements of the calculation. The court requested an additional factual record be developed on the other two elements, a process that was ongoing at the time the Equity Purchase Agreement was executed and consummated.

The dispute between FNA and the VEBA Trust over the previously exercised options was settled pursuant to the Equity Purchase Agreement, effectively resulting in the fulfillment of the previously exercised options. Given that there was no amount explicitly agreed to by FNA and the VEBA Trust in the Equity Purchase Agreement for the settlement of the previously exercised options, management estimated the exercise price encompassed in the Equity Purchase Agreement taking into account the judgments rendered by the court to date on the litigation and a settlement of the two unresolved elements. Based on the nature of the two unresolved elements, management estimated the exercise price to be between U.S.$600 million (€444 million at the transaction date) and U.S.$700 million (€518 million at the transaction date). Given the uncertainty inherent in court decisions, it was not possible to pick a point within that range that represented the most likely outcome. As such, management believed the mid-point of this range, U.S.$650 million (€481 million at the transaction date), represented the appropriate point estimate of the exercise price encompassed in the Equity Purchase Agreement.

Since there was no publicly observable market price for Chrysler’s membership interests, the fair value as of the transaction date of the approximately 10 percent non-controlling ownership interest in Chrysler was determined based on the range of potential values determined in connection with the initial public offering (“IPO”) that Chrysler was pursuing at the time the Equity Purchase Agreement was negotiated and executed, which was corroborated by a discounted cash flow valuation that estimated a value near the mid-point of the range of potential IPO values. Management concluded that the midpoint of the range of potential IPO value provided the best evidence of the fair value of Chrysler’s membership interests at the transaction date as it reflects market input obtained during the IPO process, thus providing better evidence of the price at which a market participant would transact consistent with the objectives of IFRS 13, the accounting guidance on fair value measurements.

The potential IPO values for 100 percent of Chrysler’s equity on a fully distributed basis ranged from $10.5 billion to U.S.$12.0 billion (€7.6 billion to €8.7 billion at December 31, 2013). Management concluded the mid-point of this range, U.S.$11.25 billion (€8.16 billion at December 31, 2013), was the best point estimate of fair value. The IPO value range was determined using earnings multiples observed in the market for publicly traded US-based automotive companies using the key assumptions discussed below. This fully distributed value was then reduced by approximately 15 percent for the expected discount that would have been realized in order to complete a successful IPO for the minority interest being sold by the VEBA Trust. This discount was estimated based on the following factors that a market participant would have considered and, therefore, would have affected the price of Chrysler’s equity in an IPO transaction:

•	Fiat held a significant controlling interest and had expressed the intention to remain and act as the majority owner of Chrysler. The fully diluted equity value, which is the starting point for the valuation discussed above, does not contemplate the perpetual nature of the non-controlling interest that would have been offered in the IPO or the significant level of control that Fiat would have exerted over Chrysler. This level of control creates risk to a non-controlling shareholder that Fiat would make decisions to maximize its value in a manner that would not necessarily maximize value to non-controlling shareholders, which Fiat had indicated was its intention.

•	The fully distributed equity value contemplates an active market for Chrysler’s equity, which did not exist for Chrysler’s membership interests. The IPO price represents the creation of the public market, which would have taken time to develop into an active market. The estimated price that would be received in an IPO transaction reflects the fact that Chrysler’s equity was not yet traded in an active market.

As the expected discount that would have been realized in order to complete a successful IPO represented a market-based discount that would have been reflected in an IPO price, management concluded it should be included in the measurement at the transaction date between a willing buyer and willing seller under the principles in IFRS 13.

The other significant assumptions management used in connection with the development of the fair value of Chrysler’s membership interests discussed above included the following:

•	Inputs derived from Chrysler’s long-term business plans in place at the time the Equity Purchase Agreement was negotiated and executed, including:

•	An estimated 2014 Earnings before interest, tax, depreciation, amortization, pension and OPEB payments (EBITDAPO); and

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•	An estimate of net debt, which is composed of debt, pension obligations and OPEB obligations of Chrysler, offset by any expected tax benefit arising from payment of obligations and cash on hand; and

•	An EBITDAPO valuation multiple based on observed multiples for other US-based automotive manufacturers, adjusted for differences between those manufacturers and Chrysler.

The transaction under the Equity Purchase Agreement closed on January 21, 2014. As a result of this transaction Fiat now holds a 100 percent equity interest in Chrysler.

Concurrent with the closing of the acquisition under the Equity Purchase Agreement, Chrysler and the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (“UAW”) executed and delivered a contractually binding and legally enforceable Memorandum of Understanding (“MOU”) to supplement Chrysler’s existing collective bargaining agreement. Under the MOU, the UAW committed to (i) use the best efforts to cooperate in the continued roll-out of Chrysler’s World Class Manufacturing (“WCM”) programs, (ii) to actively participate in benchmarking efforts associated with implementation of WCM programs across all Fiat-Chrysler manufacturing sites to ensure objective competitive assessments of operational performance and provide a framework for the proper application of WCM principles, and (iii) to actively assist in the achievement of Chrysler’s long-term business plan. In consideration for these legally enforceable commitments, Chrysler agreed to make payments to a UAW organized independent VEBA Trust totaling U.S.$700 million (€518 million at the transaction date) to be paid in four equal annual installments. Considering Chrysler’s non-performance risk over the payment period as of the transaction date and its unsecured nature, this payment obligation had a fair value of U.S.$672 million (€497 million) as of the transaction date.

The Group considered the terms and conditions set forth in the above mentioned agreements and has accounted for the Equity Purchase Agreement and the MOU as a single commercial transaction with multiple elements. As such, the fair value of the consideration paid discussed above, which amounts to U.S.$4,624 million (€3,411 million), including the fair value of the previously exercised disputed options, was allocated to the elements obtained by Fiat and Chrysler. Due to the unique nature and inherent judgment involved in determining the fair value of the UAW’s commitments under the MOU, a residual value methodology was used to determine the portion of the consideration paid attributable to the UAW’s commitments as follows:

(€ million)	At the transaction date
Special distribution from Chrysler	1,404
Cash payment from FNA	1,287
Fair value of the previously exercised options	223
Fair value of financial commitments under the MOU	497
Fair value of total consideration paid	3,411
Less the fair value of an approximately 41.5 percent non-controlling ownership interest in Chrysler	(2,916)
Consideration allocated to the UAW’s commitments	495

The fair value of the approximately 41.5 percent non-controlling ownership interest in Chrysler acquired by Fiat from the VEBA Trust (which includes the approximately 10 percent pursuant to the settlement of the previously exercised disputed options discussed above) was determined using the valuation methodology discussed above.

The residual of the fair value of the consideration paid of U.S.$670 million (€495 million) was allocated to the UAW’s contractually binding and legally enforceable commitments to Chrysler under the MOU.

The effects of changes in ownership interests in Chrysler were therefore as follows:

(€ million)	At the transaction date
Carrying amount of non-controlling interest acquired	3,976
Less consideration allocated to the acquisition of the non-controlling interest	(2,916)
Additional net deferred tax assets	251
Effect on the equity attributable to owners of the parent	1,311

In accordance with IFRS 10 – Consolidated Financial Statements, equity reserves were adjusted to reflect the change in the ownership interest in Chrysler through a corresponding adjustment to equity attributable to the parent. As the transaction described above resulted in the elimination of the non-controlling interest in Chrysler, all items of comprehensive income previously attributed to the non-controlling interest were recognized in the appropriate equity reserve.

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In accordance with the accounting policies disclosed in the Consolidated Financial Statements at December 31, 2013, €1,248 million of the accumulated actuarial gains and losses from the remeasurement of the defined benefit plans of Chrysler Group has been recognized since the consolidation of Chrysler Group. As of the transaction date, €518 million, which is approximately 41.5 percent of this amount, had been recognized in non-controlling interest. In connection with the acquisition of the non-controlling interest in Chrysler Group, this amount was recognized as an adjustment to the equity reserve for Remeasurement of defined benefit plans.

With respect to the MOU entered into with the UAW, the Group recognized €495 million (U.S.$670 million) in Other unusual expenses in the Interim Consolidated Income Statement. The first U.S.$175 million installment under the MOU was paid on January 21, 2014, which was equivalent to €129 million at that date, and is reflected in the operating section of the Interim Consolidated Statement of Cash Flows. The remaining outstanding obligation pursuant to the MOU as of September 30, 2014 of €401 million (U.S.$504 million), which includes €6 million (U.S.$7 million) of accreted interest, is recorded in Other current liabilities sections in the Interim Consolidated Statement Of Financial Position (Note 22). For further information on additional net deferred tax assets recognized reference should be made to Note 9.

The Equity Purchase Agreement also provided for a tax distribution from Chrysler to its members under the terms of Chrysler Group’s Limited Liability Company Operating Agreement (as amended from time to time, the “LLC Operating Agreement”) in the amount of approximately U.S.$60 million (€45 million) to cover the VEBA Trust’s tax obligation. As this payment was made pursuant to a specific requirement in Chrysler’s LLC Operating Agreement, it is not considered part of the multiple element transaction.

Restrictions in relation to the Group’s interest in Chrysler

The Group is subject to several restrictions that may limit its ability to access and use assets or settle liabilities in relation to its interest in Chrysler.

Financing arrangements outstanding at Chrysler may limit the Group’s ability to allocate capital between Group entities or may restrict its ability to receive dividends or other restricted payments from Chrysler. In addition, Fiat’s existing syndicated credit facility currently imposes restrictions that limit Fiat’s capability to extend guarantees or loans to Chrysler.

Chrysler’s tranche B term loan that matures May 24, 2017, tranche B term loan that matures December 31, 2018, and revolving credit facility maturing May 24, 2016, are secured by a senior priority security interest in substantially all of Chrysler Group LLC’s assets and the assets of its U.S. subsidiary guarantors, subject to certain exceptions. The collateral includes 100 percent of the equity interests in Chrysler’s U.S. subsidiaries and 65 percent of the equity interests in its non-U.S. subsidiaries held directly by Chrysler Group LLC and its U.S. subsidiary guarantors. In addition, Chrysler’s secured senior notes are secured by liens junior to the senior credit facilities on substantially all of Chrysler Group LLC’s U.S. assets and the assets of its U.S. subsidiary guarantors, including 100 percent of the equity interests in Chrysler’s U.S. subsidiaries and 65 percent of the equity interests in its non-U.S. subsidiaries held directly by Chrysler Group LLC and its U.S. subsidiary guarantors. These liens cover almost all of Chrysler’s assets. In addition to collateral, these debt instruments include covenants that restrict Chrysler’s ability to make certain distributions or purchase or redeem its capital stock, prepay certain other debt, encumber assets, incur or guarantee additional indebtedness, incur liens, transfer and sell assets or engage in certain business combinations, enter into certain transactions with affiliates or undertake various other business activities as well as the requirement to maintain borrowing base collateral coverage and a liquidity threshold.

As described above, on January 21, 2014, Chrysler paid to its members a special distribution of U.S.$1,900 million (€1,404 million) and a tax distribution to the VEBA Trust of approximately U.S.$60 million (€45 million) to cover its tax obligations. With certain exceptions, while the credit facilities and secured senior notes are outstanding further distributions will be limited to 50 percent of Chrysler’s consolidated net income (as defined in the agreements) for the period from January 2012 until the end of the most recent fiscal quarter, less the amount of the January 2014 special distribution.

For more information regarding Chrysler’s credit facilities and other debt, reference should be made to Note 21.

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FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including credit risk, liquidity risk, financial market risk (relating mainly to exchange rates, interest rates and commodity prices). The Interim Consolidated Financial Statements do not include all the information and notes on financial risk management required in the preparation of the annual consolidated financial statements. For a detailed description of this information for the Group, reference should be made to Note 35 to the Fiat Consolidated Financial Statements at December 31, 2013.

OTHER INFORMATION

The principal exchange rates used to translate other currencies into Euro were as follows:

	For the nine months ended September 30, 2014	At September 30, 2014	At December 31, 2013	For the nine months ended September 30, 2013	At September 30, 2013
U.S. Dollar (“U.S.$”)	1.355	1.258	1.379	1.317	1.351
Brazilian Real	3.103	3.082	3.258	2.792	3.041
Chinese Renminbi	8.356	7.726	8.349	8.122	8.265
Serbian Dinar	116.240	118.851	114.642	112.690	114.604
Polish Zloty	4.175	4.178	4.154	4.201	4.229
Argentine Peso	10.818	10.668	8.988	6.950	7.819
Pound Sterling	0.812	0.777	0.834	0.852	0.836
Swiss Franc	1.218	1.206	1.228	1.232	1.223

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COMPOSITION AND PRINCIPAL CHANGES

1.	Net revenues

Net revenues are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(€ million)	2014	2013	2014	2013
Sales of goods	22,632	19,843	66,104	60,036
Services provided	462	428	1,531	1,405
Contract revenues	267	225	790	695
Interest income from customers and other financial income of financial services companies	60	71	176	187
Lease installments for assets sold with a buy-back commitment and for operating leases	100	77	217	177
Other	32	49	188	181

Total Net revenues	23,553	20,693	69,006	62,681

2. Cost of sales

Cost of sales for the three months ended September 30, 2014 and 2013 amounted to €20,356 million and €17,747 million, respectively, and for nine months ended September 30, 2014 and 2013 amounted to €59,694 million and €53,706 million, respectively, comprising mainly of expenses incurred in the manufacturing and distribution of vehicles and parts, of which, cost of materials and components are the most significant portion. The remaining costs principally include labor costs, consisting of direct and indirect wages, as well as depreciation of Property, plant and equipment, amortization of Other intangible assets relating to production and transportation costs.

Cost of sales also includes warranty and product-related costs, estimated at the time of sale to dealer networks or to the end customer. Depending on the specific nature of the recall, including the significance and magnitude, certain warranty expenses incurred are reported as unusual expenses, where the Group believes that separate identification allows the users of the Consolidated financial statements to take them into appropriate consideration when analyzing the performance of the Group and assists them in understanding the Group’s financial performance year on year.

Cost of sales for the three months ended September 30, 2014 and 2013 also includes €27 million and €77 million, respectively, and for nine months ended September 30, 2014 and 2013 includes €103 million and €143 million, respectively, of interest and other financial expenses from financial services companies.

3. Selling, general and administrative costs

Selling costs for the three months ended September 30, 2014 and 2013 amounted to €1,101 million and €1,001 million, respectively, and for nine months ended September 30, 2014 and 2013 amounted to €3,344 million and €3,057 million, respectively, and mainly consist of marketing, advertising, and sales personnel costs. Marketing and advertising expenses consist primarily of media campaigns, as well as marketing support in the form of trade and auto shows, events, and sponsorship.

General and administrative costs for the three months ended September 30, 2014 and 2013 amounted to €616 million and €579 million, respectively, and for nine months ended September 30, 2014 and 2013 amounted to €1,807 million and €1,785 million, respectively, and mainly consist of administration expenses, which are not attributable to sales, manufacturing or research and development functions.

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4. Research and development costs

Research and development costs are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(€ million)	2014	2013	2014	2013
Research and development costs expensed	321	336	1,027	998
Amortization of capitalized development costs	275	220	781	614
Write-down of costs previously capitalized	2	—	17	3

Total Research and development costs	598	556	1,825	1,615

Reference should be made to Note 11 for information on development costs capitalized.

5. Result from investments

Result from investments for three months ended September 30, 2014 and 2013 amounted to a net gain of €36 million and €29 million, respectively, and for nine months ended September 30, 2014 and 2013 amounted to €105 million and €73 million, respectively. Result from investments mainly consists of the Group’s share in the Net profit/(loss) of equity method investees for €36 million and €29 million for the three months ended September 30, 2014 and 2013, respectively, for €88 million and €57 million for the nine months ended September 30, 2014 and 2013, respectively, and other income and expenses arising from investments measured at cost.

For a more detailed analysis of Result from investments by segment, reference should be made to Note 28.

6. Restructuring costs

For the three months ended September 30, 2014, Restructuring costs amounted to €15 million and primarily relate to restructuring provisions recognized in the LATAM and Components segments. For the three months ended September 30, 2013, Restructuring costs amounted to €14 million mainly related to the restructuring provision made by Other activities.

Restructuring costs for the nine months ended September 30, 2014 amounted to €23 million and primarily related to the restructuring provisions recognized in the LATAM and Components segments. For the nine months ended September 30, 2013, Restructuring costs amounted to €9 million mainly related to the restructuring provision recognized in relation to Other activities partially offset by release of a restructuring provision previously made by the NAFTA segment.

7. Other unusual income/(expenses)

Other unusual income/(expenses) for the three months ended September 30, 2014 and nine months ended September 30, 2014

For the nine months ended September 30, 2014, Other unusual income/(expenses) amounted to net expenses of €405 million, primarily relating to the €495 million expense recognized in connection with the execution of the UAW MOU entered into by Chrysler on January 21, 2014, which was partially offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of Chrysler’s membership interest in connection with the Equity Purchase Agreement both described above in the section – Non-controlling interests. In addition, Other unusual expenses for the nine months ended September 30, 2014 include a €98 million remeasurement charge recognized as a result of the Group’s change in the exchange rate used to remeasure its Venezuelan subsidiary’s net monetary assets in U.S. Dollar, based on first quarter 2014 developments related to the foreign exchange process in Venezuela.

As the official exchange rate is increasingly reserved only for purchases of those goods and services deemed “essential” by the Venezuelan government, the Group began to use the exchange rate determined by an auction process conducted by Venezuela’s Supplementary Foreign Currency Administration System (“SICAD”), referred to as the “SICAD I rate”, as of March 31, 2014. At March 31, 2014, the SICAD I rate was 10.7 Venezuelan Bolivar (“VEF”) to U.S. Dollar. Previously, the Group utilized the official exchange rate of 6.30 VEF to U.S. Dollar. In late March 2014, the Venezuelan government introduced an additional auction-based foreign exchange system, referred to as the SICAD II rate. The SICAD II rate has ranged from 49 to 51.9 VEF to U.S. Dollar in the period since its introduction until November 5, 2014. The SICAD II rate is expected to be used primarily for imports and has been limited to amounts of VEF that can be exchanged into other currencies, such as the U.S. Dollar. As a result of the recent exchange agreement between the Central Bank of Venezuela and the Venezuelan government and the limitations of the SICAD II rate, the Group believes any future remittances of dividends would be transacted at the SICAD I rate. At September 30, 2014, the SICAD I rate was 12.0 VEF to U.S. Dollar.

Interim Consolidated Financial Statements and Notes at September 30, 2014    49

For the three months ended September 30, 2014 and for the nine months ended September 30, 2014 Other unusual expenses also included €15 million related to compensation costs deriving from the resignation of the former Ferrari chairman.

Other unusual income/(expenses) for the three months ended September 30, 2013 and nine months ended September 30, 2013

For the three months ended September 30, 2013 and for the nine months ended September 30, 2013, Other unusual expenses amounted to €2 million and €220 million respectively. For the nine months ended September 30, 2013 this item mainly included a €115 million charge related to the June 2013 voluntary safety recall for the 1993-1998 Jeep Grand Cherokee and the 2002-2007 Jeep Liberty, as well as the customer satisfaction action for the 1999-2004 Jeep Grand Cherokee.

For the nine months ended September 30, 2013 Other unusual net expenses also include a €59 million foreign currency translation loss related to the February 2013 devaluation of the official exchange rate of the VEF relative to the U.S. Dollar from 4.30 VEF per U.S. Dollar to 6.30 VEF per U.S. Dollar. During the three months ended June 30, 2013 and three months ended September 30, 2013, certain monetary liabilities, which had been submitted to the Commission for the Administration of Foreign Exchange (“CADIVI”) for payment approval prior to the devaluation date, were approved to be paid at an exchange rate of 4.30 VEF per U.S. Dollar. As a result, foreign currency translation gains of €12 million in the second quarter of 2013 and €4 million in the third quarter of 2013 were recognized due to these monetary liabilities being previously remeasured at the 6.30 VEF per U.S. Dollar at the devaluation date.

For the three months ended September 30, 2013 and for the nine months ended September 30, 2013, Other unusual income amounted to €9 million and €185 million respectively. For the three months ended September 30, 2013 and for the nine months ended September 30, 2013, this item mainly related to the impacts of a curtailment gain and plan amendments of €166 million with a corresponding net reduction to Chrysler’s pension obligation. During the three months ended June 30, 2013, Chrysler amended its U.S. and Canadian salaried defined benefit pension plans. The U.S. plans were amended in order to comply with Internal Revenue Service regulations, cease the accrual of future benefits effective December 31, 2013, and enhance the retirement factors. The Canada amendment ceases the accrual of future benefits effective December 31, 2014, enhances the retirement factors and continues to consider future salary increases for the affected employees. An interim remeasurement was required for these plans, which resulted in an additional €509 million net reduction to the pension obligation, a €7 million reduction to defined benefit plan assets and a corresponding €502 million increase in other comprehensive income.

Interim Consolidated Financial Statements and Notes at September 30, 2014    50

8. Net financial expenses

The following table sets out details of the Group’s financial income and expenses, including the amounts reported in the Interim Consolidated Income Statement within the Net financial expenses line item, as well as interest income from financial services activities, recognized under Net revenues, and Interest cost and other financial charges from financial services companies, recognized under Cost of sales.

	For the three months ended September 30,		For the nine months ended September 30,
(€ million)	2014	2013	2014	2013
Financial income:
Interest income and other financial income	53	51	158	152
Interest income of financial services activities	60	71	176	187
Gains on disposal of securities	—	1	2	3

Total Financial income	113	123	336	342

Total Financial income relating to:
Industrial companies (A)	53	52	160	155
Financial services companies (reported within Net revenues)	60	71	176	187

Financial expenses:
Interest expenses and other financial expenses	473	473	1,423	1,421
Write-downs of financial assets	—	49	26	76
Losses on disposal of securities	3	1	5	3
Net interest expenses on employee benefit provisions	82	98	244	283

Total Financial expenses	558	621	1,698	1,783

Net (income)/expenses from derivative financial instruments and exchange rate differences	33	1	75	(32)

Total Financial expenses and net (income)/expenses from derivative financial instruments and exchange rate differences	591	622	1,773	1,751

Total Financial expenses and net (income)/expenses from derivative financial instruments and exchange rate differences relating to:
Industrial companies (B)	564	545	1,670	1,608
Financial services companies (reported within Cost of sales)	27	77	103	143

Net financial expenses relating to industrial companies (A – B)	(511)	(493)	(1,510)	(1,453)

For the three months ended September 30, 2013 and for nine months ended September 30, 2013, Net (income)/expenses from derivative financial instruments and exchange rate differences included net income of €24 million and €60 million, respectively, arising from the equity swaps on Fiat and CNH Industrial N.V. ordinary shares relating to certain stock option plans, which expired at the end of 2013.

9. Tax expenses

Tax expenses are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(€ million)	2014	2013	2014	2013
Tax expenses	222	182	401	434
Taxes relating to prior periods	5	(2)	34	—
Tax expenses	227	180	435	434

At December 31, 2013, previously unrecognized deferred tax assets of €1,500 million were recognized, principally related to tax loss carry forwards and temporary differences in the NAFTA operations. In the three months ended September 30, 2014 utilization of a part of these temporary book/tax differences resulted in higher deferred tax expense compared with the prior year.

In the nine months ended September 2014 the utilization of a part of these temporary differences resulted in a higher deferred tax expense as compared to the prior year, which was offset by the recognition of a €125 million deferred tax benefit and by other non-recurring deferred tax benefits which did not occur in the nine months ended September 30, 2013.

Interim Consolidated Financial Statements and Notes at September 30, 2014    51

The Regional Italian Income Tax (“IRAP”) recognized for the three months ended September 30, 2014 and 2013 was €12 million and €9 million, respectively, and for the nine months ended September 30, 2014 and 2013 was €44 million and €44 million, respectively.

The Group recognizes in its Interim Consolidated Statement of Financial Position within Deferred tax assets, the amount of Deferred tax assets less the Deferred tax liabilities of the individual consolidated companies, where these may be offset. Amounts recognized are as follows:

(€ million)	At September 30, 2014	At December 31, 2013
Deferred tax assets	3,365	2,903
Deferred tax liabilities	(202)	(278)
Net deferred tax assets	3,163	2,625

The increase in net deferred tax assets during the nine months ended September 30, 2014 is mainly related to the acquisition of the remaining approximately 41.5 percent ownership interest in Chrysler (previously not held by the Group) in accordance with its tax transparency regime.

10. Earnings/(loss) per share

Basic earnings/(loss) per share

The basic earnings/(loss) per share is determined by dividing the Profit/(Loss) attributable to the equity holders of the parent company, by the weighted average number of ordinary shares outstanding during the periods.

The following table provides the amounts used in the calculation of basic earnings/(loss) per share for the periods presented:

		For the three months ended September 30,		For the nine months ended September 30,
		2014	2013	2014	2013
Profit/(loss) attributable to owners of the parent	€ million	174	(15)	160	44
Weighted average number of shares outstanding	thousands	1,218,007	1,215,921	1,216,815	1,215,862
Basic earnings/(losses) per ordinary share		€0.143	(0.013)	0.132	0.036

Diluted earnings/(loss) per share

In order to calculate the diluted earnings per share for the three months ended September 30, 2014 and for the nine months ended September 30, 2014 and 2013, the weighted average number of ordinary shares has been increased to also take into consideration the theoretical effect that would arise if all the share-based payment plans were exercised. No other instruments could potentially dilute the basic earnings per share in the future, as all contingently issuable shares existing under the stock grant plan were included in the calculation of the diluted earnings per share for the periods presented. There were no instruments excluded from the calculation of diluted earnings per share for these periods presented because of an antidilutive impact. For the three months ended September 30, 2013, conversely, the theoretical effect that would arise if the share based payment plans were exercised were not taken into consideration in the calculation of diluted earnings per share as this would have had an antidilutive effect.

The following table provides the amounts used in the calculation of diluted earnings/(loss) per share for the periods presented:

		For the three months ended September 30,		For the nine months ended September 30,
		2014	2013	2014	2013
Profit/(loss) attributable to owners of the parent	€ million	174	(15)	160	44
Weighted average number of shares outstanding	thousands	1,218,007	1,215,921	1,216,815	1,215,862
Number of shares deployable for stock option plans linked to Fiat shares	thousands	6,062	—	6,901	6,022
Number of shares deployable for stock grant plans linked to Fiat shares	thousands	5,377	—	6,453	7,000
Weighted average number of shares for diluted earnings per share	thousands	1,229,446	1,215,921	1,230,169	1,228,884
Diluted earnings/(losses) per ordinary share		€0.142	(0.013)	0.130	0.036

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11. Intangible assets

(€ million)	Balance at December 31, 2013	Additions	Amortization	Translation differences and other changes	Balance at September 30, 2014
Goodwill and intangible assets with indefinite useful lives	12,440	—	—	1,110	13,550
Other intangible assets	7,074	1,815	(976)	350	8,263

Total Intangible assets	19,514	1,815	(976)	1,460	21,813

During the three months ended September 30, 2014 and the nine months ended September 30, 2014, the Group capitalized development costs for €536 million and €1,521 million, respectively (€469 and €1,479 million for the corresponding periods in 2013).

At September 30, 2014, the “Goodwill and intangible assets with indefinite useful lives” item mainly includes goodwill of €9,828 million for Chrysler (€8,967 million at December 31, 2013) and €786 million for Ferrari S.p.A (€786 million at December 31, 2013) resulting from their respective acquisitions.

For the nine months ended September 30, 2014, the item Translation differences and other changes includes foreign exchange gains of €1,482 million relating to the appreciation of the Brazilian Real and U.S. Dollar against the Euro offset by a write-down of €17 million on certain Development costs.

12. Property, plant and equipment

(€ million)	Balance at December 31, 2013	Additions	Depreciation	Translation differences	Divestitures and other changes	Balance at September 30, 2014
Property, plant and equipment	23,233	3,535	(2,623)	1,241	(65)	25,321

Additions of €3,535 million for the nine months ended September 30, 2014 mainly relate to the mass-market operations. Foreign exchange gains of €1,241 million for the nine months ended September 30, 2014 arose principally from the appreciation of the Brazilian Real and U.S. Dollar against the Euro.

At September 30, 2014, the Group had contractual commitments for the purchase of Property, plant and equipment amounting to €742 million (€1,536 million at December 31, 2013).

13. Investments and other financial assets

(€ million)	At September 30, 2014	At December 31, 2013
Interest in joint ventures	1,316	1,225
Interest in associates	111	123
Interests in unconsolidated subsidiaries	34	40
Equity method investments	1,461	1,388

Available-for-sale investments	118	148
Equity Investments at fair value through profit or loss	112	151
Investments at fair value	230	299

Other Investments measured at cost	50	52
Total Investments	1,741	1,739

Non-current financial receivables	273	257
Other securities and other financial assets	65	56
Total Investments and other financial assets	2,079	2,052

Interim Consolidated Financial Statements and Notes at September 30, 2014    53

Investments in joint ventures

The Group’s interests in joint ventures, amounting to €1,316 million at September 30, 2014 (€1,225 million at December 31, 2013) are all accounted for using the equity method and mainly include the Group’s interests in: FGA Capital S.p.A amounting to €905 million (€839 million at December 31, 2013), Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”) amounting to €266 million (€240 million at December 31, 2013) and GAC Fiat Automobiles Limited amounting to €58 million (€85 million at December 31, 2013).

Changes in interests in joint ventures during the nine months ended September 30, 2014 are as follows:

(€ million)	Interests in joint ventures
Balance at December 31, 2013	1,225
Capital injection and increase in share capital	13
Share of the net profit	93
Translation differences	28
Other changes	(43)
Balance at September 30, 2014	1,316

Other changes mainly consists of a net decrease of €43 million mainly relate to dividends received from Tofas for €42 million and from FGA Capital S.p.A. for €14 million.

Investments in associates

The Group’s interests in associates, amounting to €111 million at September 30, 2014 (€123 million at December 31, 2013) are all accounted for using the equity method and include the Group’s interests in RCS MediaGroup S.p.A. (“RCS”) amounting to €78 million (€87 million at December 31, 2013).

Investments at fair value

At September 30, 2014, Investments at fair value include the investment in CNH Industrial N.V. for €212 million (€282 million at December 31, 2013), the investment in Fin. Priv. S.r.l. for €15 million (€14 million at December 31, 2013) and the investment in Assicurazioni Generali S.p.A. for €3 million (€3 million at December 31, 2013).

14.	Inventories

(€ million)	At September 30, 2014	At December 31, 2013
Raw materials, supplies and finished goods	10,499	8,910
Assets sold with a buy-back commitment and GDP vehicles*	2,318	1,253
Gross amount due from customers for contract work	161	115

Total Inventories	12,978	10,278

*	Assets sold through Guaranteed Depreciation Program (“GDP”).

Inventories, excluding assets sold with a buy-back commitment and GDP vehicles, increased by €1,010 million from December 31, 2013 due to increased production and sales levels for all regions and Luxury Brands. Assets sold with a buy-back commitment and GDP vehicles increased by €1,065 million from December 31, 2013. The increase is mainly related to the GDP vehicles and is in line with the increase of vehicles in-service during the nine month ended September 30, 2014.

The amount of inventory write-downs recognized as an expense during the nine months ended September 30, 2014 is €400 million (€434 million for nine months ended September 30, 2013).

The amount due from customers for contract work relates to the design and production of industrial automation systems and related products for the automotive sector and can be analyzed as follows:

(€ million)	At September 30, 2014	At December 31, 2013
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	1,924	1,506
Less: Progress billings	(2,000)	(1,600)
Construction contracts, net of advances on contract work	(76)	(94)
Gross amount due from customers for contract work as an asset	161	115
Less: Gross amount due to customers for contract work as a liability included in Other current liabilities	(237)	(209)
Construction contracts, net of advances on contract work	(76)	(94)

Interim Consolidated Financial Statements and Notes at September 30, 2014    54

15.	Current receivables and Other current assets

The composition of the Current receivables and Other current assets is as follows:

(€ million)	At September 30, 2014	At December 31, 2013
Trade receivables	3,030	2,544
Receivables from financing activities	3,689	3,671
Current tax receivables	341	312
Other current assets:
Other current receivables	2,192	1,881
Accrued income and prepaid expenses	491	442

Total Other current assets	2,683	2,323

Total Current receivables and Other current assets	9,743	8,850

Receivables from financing activities include the following:

(€ million)	At September 30, 2014	At December 31, 2013
Dealer financing	2,164	2,286
Retail financing	1,038	970
Finance leases	344	297
Other	143	118

Total Receivables from financing activities	3,689	3,671

Transfer of receivables

At September 30, 2014, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with the requirements of IAS 39 amounting to €3,662 million (€3,603 million at December 31, 2013). The transfers related to trade receivables and other receivables for €2,816 million (€2,891 million at December 31, 2013) and financial receivables of €846 million (€712 million at December 31, 2013). These amounts include receivables of €2,202 million (€2,177 million at December 31, 2013), mainly due from the sales network, transferred to jointly controlled financial services companies FGA Capital S.p.A.).

16.	Other financial assets and Other financial liabilities

These line items mainly consist of fair value measurement of derivative financial instruments and collateral deposits (held in connection with derivative transactions and debts). The overall change in Other financial assets (from €533 million at December 31, 2013 to €355 million at September 30, 2014), and in Other financial liabilities (from €137 million at December 31, 2013 to €551 million at September 30, 2014), is mostly due to fluctuations in exchange rates during the period.

As Other financial assets and liabilities primarily consist of hedging derivatives, the change in their value is compensated by the change in the value of the hedged items.

17.	Cash and cash equivalents

At September 30, 2014, Cash and cash equivalents, amounting to €18,395 million (€19,455 million at December 31, 2013), include cash at banks, units in money market funds and other money market securities, comprising commercial paper and certificate of deposits that are readily convertible into cash, with original maturities of three months or less at the date of purchase. Cash and cash equivalents are subject to an insignificant risk of changes in value, and consist of balances spread across various primary national and international banking institutions, and money market instruments.

The Group holds a subsidiary, which operates in Venezuela whose functional currency is the U.S. Dollar. Pursuant to certain Venezuelan foreign currency exchange control regulations, the Central Bank of Venezuela centralizes all foreign currency transactions in the country. Under these regulations, the purchase and sale of foreign currency must be made through the Centro Nacional de Comercio Exterior en Venezuela (“CENCOEX”) from January 1, 2014 (CADIVI until December 31, 2013). The cash and cash equivalents denominated in VEF amounted to €72 million (VEF1,084 million) at September 30, 2014 and €270 million (VEF2,347 million) at December 31, 2013. The reduction, in Euro terms, is largely due to the adoption of SICAD I rate at March 31, 2014 for the conversion of the VEF denominated monetary items, as explained in more detail in Note 7, and in part to the payments made by the subsidiary during the period.

Interim Consolidated Financial Statements and Notes at September 30, 2014    55

In addition, Cash and cash equivalents held in certain foreign countries (China for €1 billion and Argentina for €0.2 billion) are subject to local exchange control regulations providing for restrictions on the amount of cash other than dividends that can leave the country.

18.	Assets and liabilities held for sale

At September 30, 2014, Assets held for sale consists of certain properties allocated to the Components segment and of the assets available for sale arising from the other minor activities in the EMEA segment.

At December 31, 2013, Assets and liabilities held for sale consisted of the same properties mentioned above in addition to the assets and liabilities related to a subsidiary consolidated (Fonderie du Poitou Fonte S.A.S.) by the Components segment for which the Group disposed of its interest in the company during May 2014.

19.	Equity

Consolidated shareholders’ equity at September 30, 2014 decreased by €1,871 million from December 31, 2013, mainly due to the decrease of €2,665 million arising from the acquisition of the 41.5 percent of residual interest in Chrysler (previously not held by the Group), and a decrease of €259 million in the cash flow hedge reserve. These decreases were partially offset by the increase of €983 million in the cumulative exchange differences on translating foreign operations and the net profit for the period of €212 million.

Share capital

At September 30, 2014, fully paid-up share capital of Fiat amounted to €4,479 million (€4,477 million at December 31, 2013) and consisted of 1,250,963,898 ordinary shares (1,250,687,773 ordinary shares at December 31, 2013), with a par value of €3.58 each.

At September 30, 2014, Treasury shares held by Fiat consisted of 29,911,246 ordinary shares for an amount of €224 million (34,577,867 ordinary shares for an amount of €259 million at December 31, 2013).

As a result of the Merger becoming effective on October 12, 2014 and explained in the paragraph “The FCA merger” above:

•	60,002,027 Fiat ordinary shares were reacquired by Fiat with a disbursement of €464 million. Pursuant to the Italian law these shares were offered to Fiat Shareholders not having exercised the Cash Exit Rights. Fiat shareholders elected to purchase 6,085,630 shares with a cash disbursement of €47 million. As a result, concurrent with the Merger, on October 12, 2014, 53,916,397 Fiat shares were cancelled in the Merger with a net aggregate cash disbursement of €417 million.

•	All Fiat ordinary shares outstanding as of the Merger date (1,167,181,255 ordinary shares) were cancelled and exchanged. FCA allotted one FCA common share (each having a nominal value of €0.01) for each Fiat ordinary share (each having a nominal value of €3.58). The 35,000,000 FCA common shares held by Fiat were not cancelled in accordance with Section 2:325, paragraph 3, of the DCC, and will be shares held by FCA in its own capital.

Changes in the ordinary share number of Fiat from September 30, 2014 to October 12, 2014 are as follows:

(number of shares in thousands)	At December 31, 2013	Share based payments	At September 30, 2014	Share based payments	Exit rights	Al October 12, 2014
Ordinary shares issued	1,250,688	276	1,250,964	44	(53,916)	1,197,092
Less: Ordinary treasury shares	(34,578)	4,667	(29,911)	—	—	(29,911)
Ordinary shares outstanding	1,216,110	4,943	1,221,053	44	(53,916)	1,167,181

The FCA Loyalty voting structure

The purpose of the loyalty voting structure is to reward long-term ownership of FCA common shares and promote stability of the FCA shareholder base by granting long-term FCA shareholders with Special Voting Shares to which one voting right is attached additional to the one granted by each FCA common share that they hold. In connection with the Merger, FCA issued 408,941,767 special voting shares, with a nominal value of Euro 0.01 each, to those eligible shareholders of Fiat who had validly elected to participate in the loyalty voting structure upon completion of the Merger in addition to FCA common shares. After closing of the Merger, an FCA shareholder may at any time elect to participate in the loyalty voting structure by requesting that FCA register all or some of the number of FCA common shares held by such FCA shareholder in the Loyalty Register. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and they shall not carry any entitlement to any other reserve of FCA. Having only immaterial economics entitlements, the special voting shares will not impact the FCA EPS calculation.

Interim Consolidated Financial Statements and Notes at September 30, 2014    56

Other comprehensive income/(loss)

Other comprehensive income/(loss) can be analyzed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(€ million)	2014	2013	2014	2013
Items that will never be reclassified to the Consolidated Income Statement:
Gains/(Losses) on remeasurement of defined benefit plans	(1)	(1)	(19)	510

Total items that will never be reclassified to the Consolidated Income Statement (B1)	(1)	(1)	(19)	510

Items that may be reclassified to the Consolidated Income Statement:
Gains/(Losses) on cash flow hedging instruments arising during the period	(219)	34	(383)	203
Gains/(Losses) on cash flow hedging instruments reclassified to the Consolidated Income Statement	113	(46)	5	(105)
Losses on cash flow hedging instruments	(106)	(12)	(378)	98

Gains/(Losses) on available-for-sale financial assets arising during the period	(20)	17	(31)	20
Gains/(Losses) on available-for-sale financial assets	(20)	17	(31)	20

Exchange gains/(losses) on translating foreign operations arising during the period	768	(280)	952	(382)
Exchange gains/(losses) on translating foreign operations	768	(280)	952	(382)

Share of Other comprehensive income/(loss) for equity method investees arising during the period	22	(28)	29	(54)
Share of Other comprehensive income for equity method investees reclassified to the Consolidated Income Statement	3	(8)	11	(10)
Share of Other comprehensive income/(loss) for equity method investees	25	(36)	40	(64)

Total items that may be reclassified to the Consolidated Income Statement (B2)	667	(311)	583	(328)

Total Other comprehensive income/(loss) (B1)+(B2)=(B)	666	(312)	564	182

Tax effect	12	(11)	98	(13)

Total Other comprehensive income/(loss), net of tax	678	(323)	662	169

The tax effect relating to Other comprehensive income/(loss) are as follows:

	For the three months ended September 30,
	2014			2013
(€ million)	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
Gains/(losses) on remeasurement of defined benefit plans	(1)	(13)	(14)	(1)	—	(1)
Gains/(losses) on cash flow hedging instruments	(106)	25	(81)	(12)	(11)	(23)
Gains/(losses) on available-for-sale financial assets	(20)	—	(20)	17	—	17
Exchange gains/(losses) on translating foreign operations	768	—	768	(280)	—	(280)
Share of Other comprehensive income/(loss) of equity method investees	25	—	25	(36)	—	(36)

Total Other comprehensive income/(loss)	666	12	678	(312)	(11)	(323)

Interim Consolidated Financial Statements and Notes at September 30, 2014    57

	For the nine months ended September 30,
	2014			2013
(€ million)	Pre-tax balance	Tax income (expense)	Net balance	Pre-tax balance	Tax income (expense)	Net balance
Gains/(losses) on remeasurement of defined benefit plans	(19)	(12)	(31)	510	—	510
Gains/(losses) on cash flow hedging instruments	(378)	110	(268)	98	(13)	85
Gains/(losses) on available-for-sale financial assets	(31)	—	(31)	20	—	20
Exchange differences on translating foreign operations	952	—	952	(382)	—	(382)
Share of Other comprehensive income/(loss) of equity method investees	40	—	40	(64)	—	(64)

Total Other comprehensive income/(loss)	564	98	662	182	(13)	169

Non-controlling interest

The total non-controlling interests at September 30, 2014 of €300 million mainly relate to Ferrari S.p.A. and its subsidiaries for €187 million. At December 31, 2013 the total non-controlling interests of €4,258 million mainly related to Chrysler for €3,944 million, and to Ferrari S.p.A. and its subsidiaries for €215 million.

20.	Provisions

(€ million)	At September 30, 2014		At December 31, 2013
Employee benefits		8,866		8,326
Other provisions:
Warranty provision	4,496		3,656
Restructuring provision	144		191
Investment provision	7		12
Other risks and charges	5,699		5,242
Total Other provisions		10,346		9,101

Total Provisions		19,212		17,427

Provisions for Employee benefits include provisions for both pension plans and other post-employment benefits.

Warranty provision increased by €840 million in the nine months ended September 30, 2014. The increase was primarily driven by an increase to the overall warranty expenses of €557 million, which also included the effects of recently approved recall campaigns in the NAFTA segment. Additionally, there was an increase to the warranty provision of approximately €260 million with respect to foreign exchange effects when translating from U.S. Dollar to Euro.

For the nine months ending September 30, 2014, provisions for Other risks and charges, including provisions for sale incentives and for contractual, commercial and legal risks, increased by €457 million. The increase is primarily related to foreign exchange effects of approximately €291 million. The remaining increase of €166 million relates to an increase in retail shipments, primarily in the NAFTA segment.

Interim Consolidated Financial Statements and Notes at September 30, 2014    58

21.	Debt

(€ million)	At September 30, 2014	At December 31, 2013
Asset-backed financing	377	756
Bonds	17,582	14,466
Bank debt	12,315	8,830
Payables represented by securities	995	4,532
Other debt	1,664	1,699

Total Debt	32,933	30,283

Debt increased by €2,650 million in the nine months ended September 30, 2014. Excluding the foreign exchange translation effects, the increase of Debt amounted to €1,438 million.

The increases in Bonds and in Bank debt were largely a consequence of the following transactions entered into by Chrysler on February 7, 2014 in order to facilitate the prepayment of the senior unsecured note issued June 10, 2009 to the VEBA Trust, with an original face amount of U.S.$4,587 million (“VEBA Trust Note”):

•	New Senior Credit Facilities - a U.S.$250 million (€181 million) incremental term loan under Chrysler’s existing tranche B term loan facility that matures on May 24, 2017 (the U.S.$250 million incremental term loan and the U.S.$3.0 billion tranche B term loan, which was fully drawn on May 24, 2011, are collectively referred to as the “Tranche B Term Loan due 2017” and along with the revolving credit facility maturing May 24, 2016, the “Senior Credit Facilities”) and a new U.S.$1,750 million (€1.3 billion) tranche B term loan (“Tranche B Term Loan due 2018”), issued under the term loan credit facility (“Term Loan Credit Facility”) that matures on December 31, 2018;

•	Secured Senior Notes due 2019 - issuance of an additional U.S.$1,375 million (€1.0 billion) aggregate principal amount of 8 percent secured senior notes (“Offered 2019 Notes”), due June 15, 2019, at an issue price of 108.25 percent of the aggregate principal amount; and

•	Secured Senior Notes due 2021 - issuance of an additional U.S.$1,380 million (€1.0 billion) aggregate principal amount of 8 1⁄4 percent secured senior notes (“Offered 2021 Notes”), due June 15, 2021 at an issue price of 110.50 percent of the aggregate principal amount (together with the Offered 2019 Notes, referred to as the “Offered Notes”).

The proceeds of these transactions were used to prepay all amounts outstanding of approximately U.S.$5.0 billion under the VEBA Trust Note, which included a principal payment of U.S.$4,715 million (including U.S.$128 million of interest that was previously capitalized as additional debt) and interest accrued through February 7, 2014, previously included in Payables represented by securities.

At September 30, 2014, debt secured by assets of the Group excluding Chrysler amounted to €704 million (€432 million at December 31, 2013), of which €381 million (€386 million at December 31, 2013) was due to creditors for assets acquired under finance leases and the remaining part is mainly related to subsidized financing in Latin America. At September 30, 2014, debt secured by assets of Chrysler amounted to €9,682 million (€5,180 million at December 31, 2013), and included €8,883 million (€4,448 million at December 31, 2013) related to the Secured Senior Notes, including the 2019 Notes and 2021 Notes, the Senior Credit Facilities, the Term Loan Credit Facility, and €230 million (€165 million at December 31, 2013) due to creditors for assets acquired under finance leases and other debt and financial commitments for €569 million (€567 million at December 31, 2013).

Interim Consolidated Financial Statements and Notes at September 30, 2014    59

Bonds

The principal bond issues outstanding at September 30, 2014 and at December 31, 2013 are as follows:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	At September 30, 2014	At December 31, 2013
					(€ million)
GLOBAL MEDIUM TERM NOTES PROGRAM:
Fiat Finance and Trade Ltd S.A. (1)	EUR	900	6.125%	July 8 2014	—	900
Fiat Finance and Trade Ltd S.A. (1)	EUR	1,250	7.625%	September 15, 2014	—	1,250
Fiat Finance and Trade Ltd S.A. (1)	EUR	1,500	6.875%	February 13, 2015	1,500	1,500
Fiat Finance and Trade Ltd S.A. (2)	CHF	425	5.000%	September 7, 2015	352	346
Fiat Finance and Trade Ltd S.A. (1)	EUR	1,000	6.375%	April 1, 2016	1,000	1,000
Fiat Finance and Trade Ltd S.A. (1)	EUR	1,000	7.750%	October 17,2016	1,000	1,000
Fiat Finance and Trade Ltd S.A. (2)	CHF	400	5.250%	November 23, 2016	332	326
Fiat Finance and Trade Ltd S.A. (1)	EUR	850	7.000%	March 23,2017	850	850
Fiat Finance and Trade Ltd S.A. (2)	CHF	450	4.000%	November 22, 2017	373	367
Fiat Finance North America Inc. (1)	EUR	1,000	5.625%	June 12, 2017	1,000	1,000
Fiat Finance and Trade Ltd S.A. (1)	EUR	1,250	6.625%	March 15, 2018	1,250	1,250
Fiat Finance and Trade Ltd S.A. (1)	EUR	600	7.375%	July 9, 2018	600	600
Fiat Finance and Trade Ltd S.A. (2)	CHF	250	3.125%	September 30, 2019	207	—
Fiat Finance and Trade Ltd S.A. (1)	EUR	1,250	6.750%	October 14, 2019	1,250	1,250
Fiat Finance and Trade Ltd S.A. (1)	EUR	1,000	4.750%	March 22, 2021	1,000	—
Fiat Finance and Trade Ltd S.A. (1)	EUR	1,350	4.750%	July 15, 2022	1,350	—
Others	EUR	7			7	7

TOTAL GLOBAL MEDIUM TERM NOTES					12,071	11,646

CHRYSLER’S SECURED SENIOR NOTES (3):
Chrysler Group LLC	USD	2,875	8.000%	June 15, 2019	2,285	1,088
Chrysler Group LLC	USD	3,080	8.250%	June 15, 2021	2,448	1,232

TOTAL CHRYSLER’S SECURED SENIOR NOTES					4,733	2,320

HEDGING EFFECT, ACCRUED INTEREST AND AMORTIZED COST VALUATION					778	500

TOTAL BONDS					17,582	14,466

(1)	Bond for which a listing on the Irish Stock Exchange was obtained.
(2)	Bond for which a listing on the SIX Swiss Exchange was obtained.
(3)	Include “2019 Notes” and “2021 Notes”.

Changes in bonds during the nine months ended September 30, 2014 are due to the above mentioned issuances and:

•	the repayment at maturity of bonds having a nominal value of €900 million and of €1,250 million respectively, originally issued by Fiat Finance and Trade Ltd S.A.;

•	In addition Fiat Finance and Trade Ltd S.A., as part of the Global Medium Term Note Program (“GMTN Program”) issued:

•	in March, a 4.75 percent notes at par, having a principal of €1 billion and due March 2021

•	in July, a 4.75 percent notes at par, having a principal of €850 million and due July 2022. The notes issuance has been reopened in September for a further €500 million principal value, priced at 103.265 percent of par value, increasing the total principal amount to €1.35 billion; and

•	in September, a 3.125 percent notes at par having a principal of CHF250 million and due September 2019.

All outstanding bonds issued by Fiat Finance and Trade Ltd S.A. and Fiat Finance North America Inc. are governed by the terms and conditions of the GMTN Program. A maximum of €15 billion may be used under this program, of which notes of approximately €12.1 billion have been issued and are outstanding to September 30, 2014 (€11.6 billion at December 31, 2013). As of September 30, 2014 the GMTN Program was guaranteed by Fiat S.p.A. and such guarantee has been assumed by FCA by operation of law upon effectiveness of the Merger.

Further details are provided in Note 27 to the Fiat Consolidated Financial Statements at December 31, 2013.

Interim Consolidated Financial Statements and Notes at September 30, 2014    60

Bank debt

At September 30, 2014, Bank debt includes €3,875 million (€2,119 million at December 31, 2013) outstanding on the U.S.$3.25 billion Tranche B Term Loan due 2017 issued by Chrysler and on the new U.S.$1.75 billion Tranche B Term Loan due 2018, issued by Chrysler.

The outstanding principal amount of the Tranche B Term Loan due 2018 is payable in equal quarterly installments of U.S.$4.4 million that commenced on June 30, 2014, with the remaining balance due at maturity. The Tranche B Term Loan due 2018 bears interest, at Chrysler’s option, either at a base rate plus 1.50 percent per annum or at LIBOR plus 2.50 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum, respectively. As of September 30, 2014, Chrysler may refinance or re-price the Tranche B Term Loan due 2017 and the Tranche B Term Loan due 2018 without premium or penalty.

The €1 billion (U.S.$1.3 billion) secured revolving credit facility (the “Revolving Credit Facility”) maturing May 24, 2016 of Chrysler remained undrawn at September 30, 2014. Subsequent to the issuances of, and subject to the limitations in, the senior credit agreement, as amended and restated as of June 21, 2013 (“Senior Credit Agreement”), the term loan credit agreement governing the Term Loan Credit Facility, and the indenture governing the secured senior notes, including the 2019 Notes and 2021 Notes, Chrysler has the option to increase the amount of the Revolving Credit Facility in an aggregate principal amount not to exceed U.S.$700 million (approximately €556 million at September 30, 2014), subject to certain conditions.

The remaining terms of the Term Loan Credit Facility and the 2019 Notes and 2021 Notes are generally consistent with the terms of the existing Senior Credit Facilities and the existing Secured Senior Notes, respectively. Refer to Note 27 to the Fiat Consolidated Financial Statements at December 31, 2013 for further information regarding the terms of those agreements.

Medium/long term committed credit lines (expiring after twelve months) currently available to the treasury companies of the Group excluding Chrysler amount to approximately €3.3 billion at September 30, 2014, of which €2.1 billion related to the 3-year syndicated revolving credit line due in July 2016 was undrawn at September 30, 2014. Additionally, the operating entities of the Group excluding Chrysler have committed credit lines available, with residual maturity after twelve months, to fund scheduled investments, of which approximately €1.7 billion was still undrawn at September 30, 2014. Further information on the Medium/Long term committed credit lines is included in Note 27 to the Fiat Consolidated Financial Statements at December 31, 2013.

Payables represented by securities

At September 30, 2014, the item Payables represented by securities mainly includes the Canadian Health Care Trust Notes (the “Canadian HCT Notes”) totaling €638 million (€703 million at December 31, 2013). During the nine months ended September 30, 2014, and September 30, 2013 Chrysler made payments on the Canadian HCT Notes, including accrued interest of U.S.$173 million (€128 million) and U.S.$183 million (€139 million), respectively.

At December 31, 2013, the item Payables represented by securities also included the VEBA Trust Note of €3,575 million (U.S.$4,930 million), including accrued interest; this Note was fully repaid on February 7, 2014 by Chrysler with proceeds of the issuance of additional Secured Senior Notes for U.S.$2,755 million, new Term Loan Credit Facility for U.S.$1,750 million, and U.S.$250 million incremental term loan under the existing tranche B term loan facility that matures on May 24, 2017. In July 2013, Chrysler made a scheduled payment, including unpaid interest, of U.S.$600 million.

Further information on this debt is included in Note 27 to the Fiat Consolidated Financial Statements at December 31, 2013.

22.	Other current liabilities

At September 30, 2014, Other current liabilities include €2,963 million of advances on buy-back agreements and GDP vehicles (€1,583 million at December 31, 2013) and accrued expenses and deferred income of €2,870 million (€2,370 million at December 31, 2013), which includes the outstanding obligation as of September 30, 2014 of €401 million arising from the MOU signed by Chrysler and the UAW. For further information on the MOU refer to the section – Acquisition of the remaining ownership interest in Chrysler.

Interim Consolidated Financial Statements and Notes at September 30, 2014    61

23.	Trade payables

Trade payables of €18,846 million at September 30, 2014 increased by €1,639 million at December 31, 2013. Excluding the foreign exchange translation effects, the increase of Trade payables amounted to €676 million, and mainly related to the increased production in the NAFTA segment.

24.	Fair value measurement

IFRS 13 establishes a hierarchy that categorizes into three levels the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement. Levels used in the hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2014:

		At September 30, 2014				At December 31, 2013
(€ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets at fair value available-for-sale:
Available-for-sale investments	(13)	103	15	—	118	134	14	—	148
Investments at fair value through profit or loss	(13)	112	—	—	112	151	—	—	151
Other non-current securities		40	—	12	52	42	—	12	54
Current securities available-for-sale		30	—	—	30	92	—	—	92
Financial assets at fair value held-for-trading:
Current investments		36	—	—	36	35	—	—	35
Current securities held for trading		183	—	—	183	155	—	—	155
Other financial assets	(16)	25	327	3	355	20	509	4	533
Cash and cash equivalents	(17)	17,086	1,309	—	18,395	18,514	941	—	19,455

Total Assets		17,615	1,651	15	19,281	19,143	1,464	16	20,623

Other financial liabilities	(16)	—	544	7	551	—	135	2	137

Total Liabilities		—	544	7	551	—	135	2	137

In the nine months ended September 30, 2014 and in 2013, there were no transfers between Levels in the fair value hierarchy.

The fair value of Other financial assets and liabilities that are mainly composed of derivatives financial instruments is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method;

•	the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

Interim Consolidated Financial Statements and Notes at September 30, 2014    62

The par value of Cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts and time deposits, certificates of deposit, commercial paper, bankers’ acceptances and money market funds. Money market funds valuation is also based on available market quotations. In these cases, Cash and cash equivalents are represented in Level 1. Sometimes the fair value of Cash equivalents needs to be determined with discounted expected cash flow techniques, using observable market yields (represented in Level 2 above).

The following table provides reconciliation from the opening balances to the closing balances for fair value measurements categorized in Level 3 in the three months ended September 30, 2014 and nine months ended September 30, 2014:

	For the three months ended September 30,
	2014		2013
(€ million)	Other non-current securities	Other financial assets/(liabilities)	Other non-current securities	Other financial assets/(liabilities)
At June 30,	12	14	12	(4)
(Gains)/Losses recognized in the Consolidated Income Statement	—	4	—	—
Gains/(Losses) recognized in Other comprehensive income/losses	—	(17)	—	11
Issues/(Settlements)	—	(5)	—	(2)
At September 30,	12	(4)	12	5

	For the nine months ended September 30,
	2014		2013
(€ million)	Other non-current securities	Other financial assets/(liabilities)	Other non-current securities	Other financial assets/(liabilities)
At December 31,	12	2	12	7
(Gains)/Losses recognized in the Consolidated Income Statement	—	10	—	3
Gains/(Losses) recognized in Other comprehensive income/losses	—	(3)	—	1
Issues/(Settlements)	—	(13)	—	(6)
At September 30,	12	(4)	12	5

For the three months ended September 30, 2014 and 2013, the losses included in the Consolidated Income Statement are recognized in Cost of sales for €4 million and for nil, respectively. For the three months ended September 30, 2014 the losses recognized in Other comprehensive income/(loss) have been included in Gains/(losses) on cash flow hedging instruments amounted to €17 million (a €12 million gain for the three months ended September 30, 2013). For the three months ended September 30, 2013 a loss of €1 million was also recognized in Exchange gains/(losses) on translating foreign operations (Note 19).

For the nine months ended September 30, 2014 and 2013, the losses included in the Consolidated Income Statement are recognized in Cost of sales for €10 million and €3 million, respectively. For the nine months ended September 30, 2014, the losses recognized in Other comprehensive income/(loss) have been included in Gains/(losses) on cash flow hedging instruments for €3 million (a gain of €2 million recognized for the nine months ended September 30, 2013). For the nine months ended September 30, 2013 a loss of €1 million was also recognized in Exchange gains/(losses) on translating foreign operations (Note 19).

Interim Consolidated Financial Statements and Notes at September 30, 2014    63

Assets and liabilities not measured at fair value on a recurring basis

For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, we assume that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of Current receivables and Other current assets and of Trade payables and Other current liabilities approximates their fair value.

Refer to section - Acquisition of the remaining ownership interest in Chrysler for a discussion of the residual value methodology used to determine the fair values of the acquired elements in connection with the transactions under the Equity Recapture Agreement and MOU.

The following table represents carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At September 30, 2014		At December 31, 2013
(€ million)	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
Dealer financing		2,164	2,164	2,286	2,290
Retail financing		1,038	1,030	970	957
Finance lease		344	346	297	296
Other receivables from financing activities		143	143	118	118
Receivables from financing activities	(15)	3,689	3,683	3,671	3,661
Asset backed financing		377	377	756	756
Bonds		17,582	18,597	14,466	15,464
Other debt		14,974	15,015	15,061	15,180
Debt	(21)	32,933	33,989	30,283	31,400

The fair values of Receivables from financing activities, which are categorized within the Level 3 of the fair value hierarchy, have been estimated with discounted cash flows models. The most significant inputs used for this measurement are market discount rates, that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.

Bonds that are traded in active markets for which quoted prices are available are classified within Level 1 of the fair value hierarchy. Bonds for which such prices are not available (valued at the last available price or based on observable prices received from independent pricing services or from dealers who trade in such securities), which are primarily the Chrysler Secured Senior Notes, including the 2019 Notes and 2021 Notes, are categorized as Level 2. At September 30, 2014, €13,361 million and €5,236 million (€12,854 million and €2,610 million at December 31, 2013) fair value of Bonds were classified within Level 1 and Level 2, respectively.

The fair value of Other debt included in Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are period-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group debt. The fair value of the debt that requires significant adjustments using unobservable inputs is categorized in Level 3 of the fair value hierarchy. At September 30, 2014, €12,436 million and €2,579 million (€9,006 million and €6,174 million at December 31, 2013) fair value of Other debt were classified within Level 2 and Level 3, respectively.

25.	Related party transactions

Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the Exor group, (including the CNH Industrial group companies – “CNHI”) and unconsolidated subsidiaries, associates, joint ventures and joint operations of the Group. In addition, at September 30, 2014, members of the Fiat Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.

The Group carries out transactions with unconsolidated subsidiaries, joint ventures, joint operations, associates and other related parties, on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of those a commercial nature, which have had an effect on revenues, cost of sales, and trade receivables and payables; in particular, these transactions relate to:

•	the sale of motor vehicles to the joint ventures Tofas and FGA Capital S.p.A;

Interim Consolidated Financial Statements and Notes at September 30, 2014    64

•	the sale of engines, other components and production systems and the purchase of commercial vehicles with the joint operation Sevel;

•	the sale of engines, other components and production systems to companies of CNHI;

•	the provision of services and the sale of goods with the joint operation Fiat India Automobiles Limited;

•	the provision of services and the sale of goods to the joint venture GAC FIAT Automobiles Co Ltd;

•	the provision of services (accounting, payroll, tax, information technology, purchasing and security) to the companies of the CNHI;

•	the purchase of commercial vehicles from the joint venture Tofas;

•	the purchase of engines from the VM Motori group for the three months ended September 30, 2013;

•	the purchase of commercial vehicles under contract manufacturing agreement from CNHI.

The most significant financial transactions with related parties generated Receivables from financing activities of the Group’s financial services companies from joint ventures and Asset-backed financing relating to amounts due to FGA Capital S.p.A. for the sale of receivables which do not qualify for derecognition under IAS 39 Financial Instruments Recognition and Measurement. At September 30, 2014 and at December 31, 2013, Receivables from financing activities due from related parties also included receivables due from CNHI mainly arising from customer factoring provided by the Group’s financial services companies. On the other hand, Debt due to related parties included certain balances due to CNHI, mainly relating to factoring and dealer financing in Latin America.

In accordance with IAS 24, transactions with related parties also include compensation payable to Directors, Statutory Auditors and managers with strategic responsibilities.

The amounts of the transactions with related parties recognized in the Consolidated Income Statement are as follows:

	For the nine months ended September 30, 2014				For the nine months ended September 30, 2013
(€ million)	Net Revenues	Cost of sales	Selling, general and administrative costs	Net financial income/ (expenses)	Net Revenues	Cost of sales	Selling, general and administrative costs	Net financial income/ (expenses)

Tofas	818	851	1	—	898	969	2	—
Sevel S.p.A.	203	—	3	—	175	—	2	—
FGA Capital S.p.A.	120	8	7	(21)	179	45	7	(17)
Fiat India Automobiles Limited	13	2	1	—	9	—	1	—
GAC FIAT Automobiles Co Ltd	112	—	—	—	110	—	—	—
VM Motori group	—	—	—	—	—	121	—	—
Other	10	12	—	—	5	5	—	—

Total joint arrangements	1,276	873	12	(21)	1,376	1,140	12	(17)

To-dis S.r.l.	34	2	—	—	38	1	—	—
Arab American Vehicles Company S.A.E.	20	—	—	—	8	—	—	—
Other	5	—	3	—	2	—	3	—

Total associates	59	2	3	—	48	1	3	—

CNHI	475	373	—	—	537	376	—	(3)
Poltrona Frau group	—	3	—	—	—	16	—	—
Directors, Statutory Auditors and Key Management	—	—	19	—	—	—	29	—
Other	—	—	16	—	—	2	9	—

Total CNHI and others	475	376	35	—	537	394	38	(3)

Total unconsolidated subsidiaries	36	5	21	(1)	32	80	18	3

Total transactions with related parties	1,846	1,256	71	(22)	1,993	1,615	71	(17)

Total for the Group	69,006	59,694	5,151	(1,510)	62,681	53,706	4,842	(1,453)

Interim Consolidated Financial Statements and Notes at September 30, 2014    65

Non-financial assets and liabilities originating from related party transactions are as follows:

	At September 30, 2014				At December 31, 2013
(€ million)	Trade receivables	Trade payables	Other current assets	Other current liabilities	Trade receivables	Trade payables	Other current assets	Other current liabilities

Tofas	92	126	—	—	50	232	—	—
Sevel S.p.A.	15	—	—	5	10	—	2	5
FGA Capital S.p.A.	27	106	—	234	49	165	1	93
Fiat India Automobiles Limited	4	2	—	—	5	1	—	—
GAC FIAT Automobiles Co Ltd	41	20	—	—	35	3	—	5
Other	8	5	1	—	5	1	1	—

Total joint arrangements	187	259	1	239	154	402	4	103

Arab American Vehicles Company S.A.E.	20	9	—	—	9	3	—	—
Other	16	3	—	25	13	3	—	25

Total associates	36	12	—	25	22	6	—	25

CNHI	53	48	23	10	48	51	24	13
Directors, Statutory Auditors and Key Management	—	—	13	27	—	—	—	17
Other	—	7	—	—	—	7	—	1

Total CNHI and others	53	55	36	37	48	58	24	31

Total unconsolidated subsidiaries	29	11	2	2	39	24	4	1

Total originating from related parties	305	337	39	303	263	490	32	160

Total for the Group	3,030	18,846	2,683	11,611	2,544	17,207	2,323	8,963

Financial assets and liabilities originating from related party transactions are as follows:

	At September 30, 2014		At December 31, 2013
(€ million)	Current receivables from financing activities	Debt	Current receivables from financing activities	Debt
FGA Capital S.p.A.	88	206	54	355
Tofas	26	—	3	—
GAC FIAT Automobiles Co Ltd	12	—	15	—
Sevel S.p.A.	9	19	14	10
Other	9	—	—	—

Total joint arrangements	144	225	86	365

Total associates	12	—	7	—

Total CNHI	4	—	18	53

Total unconsolidated subsidiaries	15	30	38	20

Total originating from related parties	175	255	149	438

Total for the Group	3,689	32,933	3,671	30,283

Guarantees pledged in favor of related parties

Guarantees pledged in favor of related parties are as follows:

(€ million)	At September 30, 2014	At December 31, 2013
Joint ventures	11	6
Unconsolidated subsidiaries	4	9

Total	15	15

Interim Consolidated Financial Statements and Notes at September 30, 2014    66

In addition, at September 30, 2014 the Group had commitments for establishment, acquisition agreements and capital increases in respect of Joint ventures for €2 million and, with reference to its interest in the joint venture Tofas, had a take or pay commitment whose future minimum expected obligations are as follows:

(€ million)
2015	150
2016	98
2017	98
2018	98

Emoluments to Directors, Statutory Auditors and Key Management

The fees of the Director and Statutory Auditors of Fiat for carrying out their respective functions, including those in other consolidated companies, are as follows:

	For the nine months ended September 30,
(in € thousands)	2014	2013
Directors (a)	8,096	11,018
Statutory auditors	173	173

Total Emoluments	8,242	11,191

(a)	This amount includes the notional compensation cost arising from stock grants granted to the Chief Executive Officer.

The aggregate compensation payable to executives with strategic responsibilities was €11.1 million for the nine months ended September 30, 2014 (€18.0 million in the nine months ended September 30, 2013). This is inclusive of the following:

•	an amount of approximately €8.3 million for the nine months ended September 30, 2014 (€9.2 million for the nine months ended September 30, 2013) for short-term employee benefits;

•	an amount of €2.0 million for the nine months ended September 30, 2014 (€2.2 million for the nine months ended September 30, 2013) as the Group’s contribution to State and employer defined contribution pension funds;

•	cost for share-based payments for the nine months ended September 30, 2014 was €0.8 million (€6.6 million for the nine months ended September 30, 2013).

26.	Explanatory notes to the Interim Consolidated Statement of Cash Flows

The Interim Consolidated Statement of Cash Flows sets out changes in Cash and cash equivalents during the nine months ended September 30, 2014 and 2013. As required by IAS 7 – Statement of Cash Flows, cash flows are separated into operating, investing and financing activities. The effects of changes in exchange rates on Cash and cash equivalents are shown separately under the line item Translation exchange differences.

Cash flows from (used in) operating activities mostly derive from the Group’s industrial activities.

For the nine months ended September 30, 2014, Other non-cash items (positive for €197 million) mainly include (i) €372 million related to the non-cash portion of the expense recognized in connection with the execution of the UAW MOU entered into by Chrysler on January 21, 2014, as described in the section – Acquisition of the remaining ownership interest in Chrysler, and (ii) €98 million remeasurement charge related to the change in the exchange rate of the VEF relative to the U.S. Dollar used by the Group (Note 7), which were partially offset by (iii) the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of Chrysler’s membership interest in connection with the Equity Purchase Agreement described above in the section – Acquisition of the remaining ownership interest in Chrysler.

For the nine months ended September 30, 2013, Other non-cash items (positive for €33 million) consisted of the reversal of non-cash profit and loss items, including the €56 million gain arising on the fair value measurement of the equity swaps on Fiat S.p.A. and CNH Industrial N.V. ordinary shares and the €55 million loss related to the devaluation of the official exchange rate of the Venezuelan Bolivar (VEF) relative to the US Dollar (reference should be made to Note 7 for further details).

The cash flows generated by the sale of vehicles under buy-back commitments and GDP vehicles, net of the amounts included in Profit/(loss) for the period, are included under operating activities in a single line item which includes changes in working capital arising from these transactions.

The negative impact of the Change in working capital for €726 million for the nine months ended September 30, 2014 was primarily driven by (a) €1,010 increase in inventory (net of vehicles sold under buy-back commitments and GDP vehicles) due to increased production and sales levels for all regions and Luxury Brands, (b) €350 million increase in trade receivables, principally in the NAFTA segment following the increased shipments at the end of September 2014 as compared to the end of December 2013 as a result of the annual plant shutdowns, and (c) €90 million in net other current assets and liabilities which was partially offset by (d) €724 million increase in trade payables, mainly related to increased production in the NAFTA segment.

Interim Consolidated Financial Statements and Notes at September 30, 2014    67

For the nine months ended September 30, 2013, the negative impact of change in working capital of €205 million was primarily driven by (a) €1,772 million increase in inventory (net of vehicles sold under buy-back commitments) in relation to the reduction in business volume in EMEA during the third quarter and a temporary increase in inventory associated with the preparation for new product shipment in NAFTA and (b) a €207 million increase in trade receivables, primarily due to increased sales volumes in NAFTA and APAC. These negative cash flows were partially offset by a (c) €1,299 million increase in trade payables, mainly related to increased production in NAFTA as a result of increased consumer demand for vehicles in this region and (d) €475 million in net other current assets and liabilities mainly referred to higher amounts payable to customers relating to buy-back agreements.

For the nine months ended September 30, 2014, net cash used in financing activities was €1,077 million and was primarily the result of:

•	Cash payment to the VEBA Trust for the acquisition of the remaining approximately 41.5% ownership interest in Chrysler held by the VEBA Trust equal to U.S.$3.65 billion (€2.69 billion) and U.S.$60 million (€45 million) of tax distribution by Chrysler to cover the VEBA Trust’s tax obligation. In particular the consideration for the acquisition consisted of a special distribution paid by Chrysler to its members on January 21, 2014 of U.S. $1.9 billion, or €1.4 billion (FNA’s portion of the special distribution was assigned to the VEBA Trust as part of the purchase consideration) which served to fund a portion of the transaction; and a cash payment by FNA to the VEBA Trust of U.S.$1.75 billion or €1.3 billion. The special distribution by Chrysler and the cash payment by FNA for an aggregate amount of €2,691 million is classified as acquisition of non-controlling interest on the cash flow statement while the tax distribution (€45 million) is classified separately,

•	payment of medium-term borrowings for a total of €5,241 million, mainly related to the prepayment of all amounts under the VEBA Trust Note amounting to approximately U.S.$5 billion (€3.5 billion), including accrued and unpaid interest;

•	the repayment on maturity of notes issued under the GMTN Program, for a total principal amount of €2,150 million; which were partially offset by

•	proceeds from bond issuances for a total amount of €4,588 million which includes (a) approximately €2.6 billion of notes issued as part of the Global Medium Term Notes Program (“GMTN Program”) and €2 billion (for a total face value of U.S.$ 2,755 million) of senior secured notes issued by Chrysler as part of the VEBA Trust Note refinancing transaction (see Note 21 to the Interim Financial Statements for further information); and

•	proceeds from new medium-term borrowings for a total of €3,950 million, which include the incremental term loan entered into by Chrysler of U.S.$ 250 million (€181 million) under its existing tranche B term loan facility, the new U.S.$ 1.75 billion tranche B, issued under a new term loan credit facility entered into by Chrysler as part of the refinancing transaction to facilitate repayment of the VEBA Trust Note, and new medium term borrowing in Brazil; and

•	a positive net contribution of €509 million from the net change in other financial payables and other financial assets/liabilities.

For the nine months ended September 30, 2013, net cash from financing activities was €1,638 million and was primarily the result of:

•	proceeds from bond issuances for a total amount of €2,500 million, relating to notes issued as part of the GMTN Program;

•	proceeds from new medium-term borrowings for a total of €1,519 million, which mainly include medium term borrowings in Brazil;

•	a positive net contribution of €81 million from the net change in other financial payables and other financial assets/liabilities, which were partially offset by

•	the repayment on maturity of notes issued under the GMTN Program in 2006, for a total principal amount of €1 billion; and

•	repayment of medium-term borrowings on their maturity for a total of €1,460 million.

Interim Consolidated Financial Statements and Notes at September 30, 2014    68

27.	Guarantees granted, commitments and contingent liabilities

Guarantees granted

At September 30, 2014, the Group had pledged guarantees on the debt or commitments of third parties totaling €26 million (€31 million at December 31, 2013), as well as guarantees of €15 million on related party debt (€15 million at December 31, 2013).

Other commitments and important contractual rights

The Group has important commitments and rights derived from outstanding agreements. These commitments and rights are described in Note 33 of the Fiat Consolidated Financial Statements at December 31, 2013, to which reference should be made, insofar, as no changes occurred in the nine months ended September 30, 2014. In particular, these involve commitments and rights regarding:

•	relations of FCA with Renault concerning the subsidiary Teksid;

•	relations of FCA with PSA concerning the entity Sevel S.p.A.

Lawsuits and controversies

The Parent Company and certain subsidiaries, including Chrysler, are party to various lawsuits and disputes. Nevertheless, it is believed that the resolution of these disputes will not cause significant liabilities for which specific risk provisions have not already been set aside.

28.	Segment reporting

The Group’s activities are carried out through six reportable segments: four regional mass-market vehicle segments, a global Luxury Brands segment and a global Components segment as discussed below.

The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA (U.S., Canada Mexico and Caribbean islands), LATAM (South and Central America, excluding Mexico), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group also operates on a global basis in the luxury vehicle and components industries. In the luxury vehicle sector the Group has the operating segments Ferrari and Maserati, while in the components sector the Group has the operating segments Magneti Marelli, Teksid and Comau. These operating segments did not meet the quantitative thresholds required in IFRS 8 – Operating segments for separate disclosure. Therefore, based on their characteristics and similarities, they are presented as the following reportable segments: “Luxury Brands” and “Components”. In support of the vehicles sales, the Group makes available dealer and retail customer financing either through subsidiaries or joint ventures and strategic commercial arrangements with third party financial institutions.

The operating segments reflect the components of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, as defined under IFRS 8, for making strategic decisions, allocating resources and assessing performance.

In more detail, the reportable segments identified by the Group are the following:

•	NAFTA mainly earns its revenues from the design, engineering, development, manufacturing, distribution and sale of automobiles under the Chrysler, Jeep, Dodge, Ram and Fiat brand names and from sales of the related parts and accessories (under the Mopar brand name) in the United States, Canada and Mexico.

•	LATAM mainly earns its revenues from the design, engineering, development, manufacturing, distribution and sale of passenger cars and light commercial vehicles and related spare parts under the Fiat and Fiat Professional brand names in South and Central America, excluding Mexico, and from the distribution of Chrysler Group brand cars in the same region; in addition, it provides financial services to the dealer network in Brazil and Argentina.

•	APAC mainly earns its revenues from the distribution and sale of passenger cars and related spare parts under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat and Jeep brands mostly in China, Japan, Australia, South Korea and India. These activities are carried out through both subsidiaries and joint ventures.

•

EMEA mainly earns its revenues from the design, engineering, development, manufacturing, distribution and sale of passenger cars and light commercial vehicles under the Fiat, Alfa Romeo, Lancia, Abarth and Fiat Professional brand

Interim Consolidated Financial Statements and Notes at September 30, 2014    69

names and the sale of the related spare parts in Europe, Middle East and Africa, and from the distribution of Chrysler Group vehicles in the same areas. In addition, the segment provides financial services related to the sale of cars and light commercial vehicles in Europe, primarily through the 50/50 joint venture FGA Capital S.p.A. set up with the Crédit Agricole group.

•	The Luxury Brands (Ferrari and Maserati) earns its revenues from the design, engineering, development, manufacturing, distribution and sale of luxury sport cars under the Ferrari and Maserati brands, from managing the Ferrari racing team and from providing financial services offered in conjunction with the sale of Ferrari brand cars.

•	The Components (Magneti Marelli, Teksid and Comau) earns its revenues from the production and sale of lighting components, engine control units, suspensions, shock absorbers, electronic systems, exhaust systems and plastic molding components and in the spare parts distribution activities carried out under the Magneti Marelli brand name, cast iron components for engines, gearboxes, transmissions and suspension systems and aluminum cylinder heads (Teksid), in addition to the design and production of industrial automation systems and related products for the automotive industry (Comau).

Transactions among mass-market vehicle segments generally are presented on a “where-sold” basis, which reflects the profit/(loss) on the ultimate sale to the external customer within the segment. This presentation generally eliminates the effect of the legal entity transfer price within the segments. For the segments, which also provide financial services activities, revenues and costs also include interest income and expense and other financial income and expense arising from those activities.

Revenues and EBIT of the other segments are those directly generated by or attributable to the segment as the result of its usual business activities and include revenues from transactions with third parties as well as those arising from transactions with segments, recognized at normal market prices. For the Luxury Brands segment, which also provides financial services activities, revenues and costs include interest income and expense, and other financial income and expense arising from those activities.

Other activities include the results of the activities and businesses that are not operating segments under IFRS 8, the Unallocated items and adjustments include consolidation adjustments and eliminations in addition to financial income and expense and income taxes that are not attributable to the performance of the segments and are subject to separate assessment by the Chief Executive Officer.

EBIT is the measure used by the chief operating decision maker to assess performance of and allocate resources to our operating segments. Operating assets are not included in the data reviewed by the Chief Executive Officer, consequently, as permitted by IFRS 8, the related information is not provided.

As previously described in the section - Format of the Interim Consolidated Financial Statements, in line with the format of the Business plan presented by the Group to the financial community on May 6, 2014, the Group no longer presents Trading Profit as a supplementary performance assessment measure in addition to EBIT. Comparative amounts have been consistently reported.

Interim Consolidated Financial Statements and Notes at September 30, 2014    70

Details of the Consolidated Income statement by segment for the three months ended September 30, 2014 and 2013 are as follows:

	Car Mass-Market Vehicle segment
(€ million)	NAFTA	LATAM	APAC	EMEA	Luxury Brands	Components	Other activities	Unallocated items & adjustments	Group
For the three months ended September 30, 2014*
Revenues	13,134	2,162	1,578	4,080	1,248	2,086	200	(935)	23,553
Revenues from transactions with other segments	(44)	(27)	—	(154)	(2)	(598)	(110)	935	—
Revenues from external customers	13,090	2,135	1,578	3,926	1,246	1,488	90	—	23,553
Profit/(loss) from investments	1	—	(13)	42	—	(1)	9	(2)	36
Unusual income/(expenses)**	(5)	(11)	—	—	(15)	(9)	4	—	(36)
EBIT	549	51	169	(63)	179	48	(4)	(3)	926
Net financial expenses								(511)	(511)
Profit before taxes									415
Tax expenses								227	227
Profit for the period									188

	Car Mass-Market Vehicle Segment
(€ million)	NAFTA	LATAM	APAC	EMEA	Luxury Brands	Components	Other activities	Unallocated items & adjustments	Group
For the three months ended September 30, 2013*
Revenues	10,965	2,446	1,215	3,843	922	1,877	216	(791)	20,693
Revenues from transactions with other segments	(22)	(22)	(2)	(47)	—	(584)	(114)	791	—
Revenues from external customers	10,943	2,424	1,213	3,796	922	1,293	102	—	20,693
Profit/(loss) from investments	—	—	(10)	38	—	1	—	—	29
Unusual income/(expenses)**	1	4	1	6	—	(2)	(16)	5	(1)
EBIT	536	169	99	(116)	131	37	(23)	29	862
Net financial expenses								(493)	(493)
Profit before taxes									369
Tax expenses								180	180
Profit for the period									189

*	The Group no longer reports Trading profit as a supplementary performance assessment measure.
**	Comprises Gains and (losses) on the disposal of investments, Restructuring costs/(income) and other unusual income/(expenses).

Interim Consolidated Financial Statements and Notes at September 30, 2014    71

Details of the Consolidated Income statement by segment for the nine months ended September 30, 2014 and 2013 are as follows:

	Car Mass-Market Vehicle segment
(€ million)	NAFTA	LATAM	APAC	EMEA	Luxury Brands	Components	Other activities	Unallocated items & adjustments	Group
For the nine months ended September 30, 2014*
Revenues	37,124	6,315	4,597	13,031	3,861	6,240	602	(2,764)	69,006
Revenues from transactions with other segments	(104)	(55)	(1)	(424)	(6)	(1,857)	(317)	2,764	—
Revenues from external customers	37,020	6,260	4,596	12,607	3,855	4,383	285	—	69,006
Profit/(loss) from investments	1	—	(34)	122	—	8	9	(1)	105
Unusual income/(expenses)**	(499)	(105)	—	—	(15)	(19)	9	212	(417)
EBIT	1,030	64	410	(141)	484	150	(40)	200	2,157
Net financial expenses								(1,510)	(1,510)
Profit before taxes									647
Tax expenses								435	435
Profit for the period									212

	Car Mass-Market Vehicle Segment
(€ million)	NAFTA	LATAM	APAC	EMEA	Luxury Brands	Components	Other activities	Unallocated items & adjustments	Group
For the nine months ended September 30, 2013*
Revenues	32,474	7,753	3,332	12,929	2,491	5,932	685	(2,915)	62,681
Revenues from transactions with other segments	(143)	(79)	(2)	(413)	(33)	(1,905)	(340)	2,915	—
Revenues from external customers	32,331	7,674	3,330	12,516	2,458	4,027	345	—	62,681
Profit/(loss) from investments	(1)	—	(31)	110	—	5	(8)	(2)	73
Unusual income/(expenses)**	70	(55)	(1)	(1)	—	(4)	(50)	5	(36)
EBIT	1,669	520	284	(292)	312	132	(101)	18	2,542
Net financial expenses								(1,453)	(1,453)
Profit before taxes									1,089
Tax expenses								434	434
Profit for the period									655

*	The Group no longer reports Trading profit as a supplementary performance assessment measure.
**	Comprises Gains and (losses) on the disposal of investments, Restructuring costs/(income) and other unusual income/(expenses).

Unallocated items, and in particular financial income/(expenses), are not attributed to the segments as they do not fall under the scope of their operational responsibilities and are therefore assessed separately. These items arise from the management of treasury assets and liabilities by the treasuries of FCA and Chrysler, which work independently and separately within the Group.

29.	Subsequent events

•	On October 6, 2014, the NYSE provided notice that the listing of FCA common shares was approved subject to issuance of such shares upon effectiveness of the Merger. On the same day Borsa Italiana S.p.A. approved the listing of the common shares of FCA on the MTA, subject to Consob’s authorization to publish the related information document (“Documento di Equivalenza”).

•	On October 9, 2014 Fiat announced the results of the preemptive offer to Fiat shareholders of the shares with respect to which Cash Exit Rights were exercised in connection with the pending Merger. At completion of the offer period, Fiat shareholders had elected to purchase 6,085,630 shares of the total of 60,002,027 shares with respect to which Cash Exit Rights were exercised. Fiat in addition determined not to exercise its right to offer on the market the residual shares with respect to which Cash Exit Rights were exercised and therefore the purchased shares were delivered to purchasing shareholders against payment of the Cash Exit Price on October 14, 2014. On October 14, 2014 FCA also paid the Cash Exit Price of €7.727 per share for each of the residual shares and on the same date shareholders that exercised Cash Exit Rights received the cash exit price to which they were entitled.

•	On October 12, 2014 FCA announced that the Merger of Fiat S.p.A. with and into FCA (formerly Fiat Investments N.V.) became effective. FCA is now the holding company for the Fiat Chrysler Group.

Interim Consolidated Financial Statements and Notes at September 30, 2014    72

In connection with the Merger, FCA issued 1,167,181,255 common shares for allotment to Fiat shareholders on the basis of the Merger exchange ratio of one FCA common share for each Fiat ordinary share. In addition FCA retained 35,000,000 common shares formerly constituting the share capital of Fiat Investments N.V. as treasury shares. FCA also issued 408,941,767 special voting shares to eligible Fiat shareholders who elected to participate in FCA’s loyalty voting program. The total number of common and special voting shares constituting the share capital of FCA is therefore 1,611,123,022 shares. FCA common shares have been admitted to listing on the NYSE and MTA and commenced trading on the NYSE and MTA beginning October 13, 2014.

•	Upon effectiveness of the Merger, the Board of Directors of FCA became comprised of the following members: John Elkann, Sergio Marchionne, Andrea Agnelli, Tiberto Brandolini d’Adda, Glenn Earle, Valerie A. Mars, Ruth J. Simmons, Ronald L. Thompson, Patience Wheatcroft, Stephen M. Wolf and Ermenegildo Zegna. The Board of Directors of FCA resolved to appoint John Elkann as Chairman of FCA and Sergio Marchionne as Chief Executive Officer. The Board also appointed Ronald L. Thompson as Senior Non-executive Director and appointed from among its members an Audit Committee, a Compensation Committee and a Governance and Sustainability Committee. Glenn Earle (Chair), Ronald L. Thompson and Patience Wheatcroft were appointed as members of the Audit Committee. Stephen M. Wolf (Chair), Valerie A. Mars and Ermenegildo Zegna were appointed as members of the Compensation Committee. John Elkann (Chair), Patience Wheatcroft and Ruth J. Simmons were appointed as members of the Governance and Sustainability Committee.

•	On October 29, 2104 the Board of Directors of FCA announced that in connection with FCA’s implementation of a capital plan appropriate to support the Group’s long-term success, it has authorized the separation of Ferrari from FCA. The separation will be effected through a public offering of FCA’s interest in Ferrari equal to 10% of Ferrari’s outstanding shares and a distribution of FCA’s remaining Ferrari shares to FCA shareholders. The Board authorized FCA management to take the steps necessary to complete these transactions during 2015. FCA expects that the Ferrari shares will be listed in the United States and possibly in an European stock exchange. The spin-off of Ferrari will be subject to customary regulatory approvals, tax and legal considerations, final approval of the transaction structure from the FCA Board of Directors and other customary requirements.

•	On October 29, 2014 The Board of Directors of FCA announced that it has authorized the offer and sale of FCA common shares and mandatory convertible securities in offerings to be registered with the U.S. Securities and Exchange Commission. FCA anticipates that it will offer up to 100 million FCA common shares including 35 million common shares currently held in treasury by FCA and approximately 54 million common shares that will be issued by FCA to replenish the share capital canceled following the exercise by Fiat shareholders of Cash Exit Rights under Italian law in connection with the Merger. Those Fiat shares were redeemed and cancelled in the Merger as required by Italian law.

In addition, U.S.$2.5 billion in aggregate principal amount of mandatory convertible securities are expected to be offered in an SEC-registered offering to U.S. and international institutional investors. The mandatory convertible securities will be mandatorily convertible into FCA common shares at maturity. The interest rate, conversion rates and other terms and conditions of the mandatory convertible securities will be determined at pricing of the offering. It is expected that investors participating in the offering, subject to completion of the spin-off of Ferrari mentioned above, will be entitled to participate in the spin-off and receive shares of Ferrari pursuant to customary provisions adjusting the conversion terms. The offerings are expected to be completed by the end of 2014. The timing of the offerings remains subject to market conditions, as well as registration requirements under applicable law.

•	On October 29, 2014, further The Board of Directors of FCA, in connection with its discussions regarding capital planning to support the Group’s 2014-2018 Business Plan, confirmed FCA’s intention to eliminate any contractual terms limiting the free flow of capital among members of the Group. As a result, FCA expects to redeem each series of Chrysler Group’s outstanding Secured Senior Notes no later than at its initial optional redemption date of June 2015 for Chrysler Group’s 8% Senior Secured Notes due 2019 and June 2016 for Chrysler Group’s 8-1/4% Secured Senior Notes due 2021. FCA also expects to refinance the Chrysler Group term loans and revolving credit facility at or before this time.

•	On November 4, 2014, FCA announced that that the Company’s Chief Executive Officer exercised his stock options pursuant to the equity incentive plans as follows:

•	purchase of 6,250,000 shares of FCA and 6,250,000 shares of CNH Industrial N.V. (“CNHI”) at the aggregate price of €13.37 for one FCA share and one CNHI share. The shares so purchased have been sold on the regulated markets;

•	purchase of 10,670,000 FCA common shares and 10,670,000 CNHI common shares at the aggregate price of €6.583 for one FCA share and one CNHI share. Out of these shares, 5,400,000 FCA shares and 4,957,357 CNHI shares have been sold on the regulated markets, for the sole purpose of funding the strike price and meeting the relevant tax liabilities.

As a result of these transactions the Chief Executive Officer increased his shareholding in FCA to 12,102,411 common shares.

Interim Consolidated Financial Statements and Notes at September 30, 2014    73